Annual
Report
2023



DIANA SHIPPING INC.



Corporate Profile

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. We specialize in the ownership and bareboat charter-in of dry bulk vessels. As of May 28, 2024 our fleet consists of 40 dry bulk vessels excluding the two methanol dual fuel new-building Kamsarmax dry bulk vessels, not yet delivered, and including m/v Houston which has been sold and expected to be delivered to her new Owners latest by September 16, 2024, respectively: 4 Newcastlemax, 9 Capesize, 5 Post-Panamax, 6 Kamsarmax, 6 Panamax and 10 Ultramax (including a partial interest through a joint venture arrangement in one Ultramax). As of the same date, the combined carrying capacity of our fleet (excluding m/v DSI Drammen and the two methanol dual fuel new-building Kamsarmax dry bulk vessels and including m/v Houston) is approximately 4.4 million dwt with a weighted average age of 10.82 years.

Our fleet is managed by our wholly-owned subsidiary Diana Shipping Services S.A., and our established 50/50 joint venture with Wilhelmsen Ship Management named Diana Wilhelmsen Management Limited.

Among the distinguishing strengths that we believe provide us with a competitive advantage in the dry bulk shipping industry are the following:

- We own and bareboat charter-in a modern, high quality fleet of dry bulk carriers.

- Our fleet includes groups of sister ships, providing operational and scheduling flexibility, as well as cost efficiencies.

- We have an experienced management team.

- We benefit from the experience and reputation of Diana Shipping Services S.A. and the relationship with Wilhelmsen Ship Management through the Diana Wilhelmsen Management Limited joint venture.

- We benefit from strong relationships with members of the shipping and financial industries.

- We have a strong balance sheet and a low level of indebtedness.

Our main objective is to manage and expand our fleet in a manner that will enable us to enhance shareholder value. To accomplish this objective, we intend to pursue highly focused business strategies, including: maintaining a high quality fleet; strategically expanding the size of our fleet; pursuing an appropriate balance of short-term and long-term time charters; maintaining a strong balance sheet; and maintaining low cost, highly efficient operations. In addition, we intend to capitalize on our reputation for high standards of performance, reliability and safety to establish and maintain relationships with major international charterers and financial institutions.

Diana Shipping Inc. Fleet List

Name of Vessel	Size (deadweight tons)	Year Built
ULTRAMAX BULK CARRIERS		
DSI Phoenix	60,456	2017
DSI Pollux	60,446	2015
DSI Pyxis	60,362	2018
DSI Polaris	60,404	2018
DSI Pegasus	60,508	2015
DSI Aquarius	60,309	2016
DSI Aquila	60,309	2015
DSI Altair	60,309	2016
DSI Andromeda*	60,309	2016
DSI Drammen**	60,309	2016
PANAMAX GEARLESS BULK CARRIERS		
Leto	81,297	2010
Selina	75,700	2010
Maera	75,403	2013
Ismene	77,901	2013
Crystalia	77,525	2014
Atalandi	77,529	2014
KAMSARMAX BULK CARRIERS		
Maia	82,193	2009
Myrsini	82,117	2010
Medusa	82,194	2010
Myrto	82,131	2013
Astarte	81,513	2013
Leonidas P. C.	82,165	2011
POST-PANAMAX BULK CARRIERS		
Alcmene	93,193	2010
Amphitrite	98,697	2012
Polymnia	98,704	2012
Electra	87,150	2013
Phaidra	87,146	2013
CAPESIZE BULK CARRIERS		
Florida*	182,063	2022
Semirio	174,261	2007
Houston***	177,729	2009
New York	177,773	2010
Seattle	179,362	2011
P. S. Palios	179,134	2013
G. P. Zafirakis	179,492	2014
Santa Barbara*	179,426	2015
New Orleans*	180,960	2015
NEWCASTLEMAX BULK CARRIERS		
Los Angeles	206,104	2012
Philadelphia	206,040	2012
San Francisco	208,006	2017
Newport News	208,021	2016

*Bareboat chartered-in.
** Maintaining 25% of the partnership interest.
***Vessel has been sold and expected to be delivered to her new Owners by latest September 16, 2024.
****Built jointly with Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.

Builder	Classification Society
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Imabari Shipbuilding, Japan Shipyard	Nippon Kaiji Kyokai
Universal Shipbuilding Corp.	American Bureau of Shipping
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Jiangnan Shipyard (Group) Co., Ltd.	Det Norske Veritas - Germanischer Lloyd
Jiangnan Shipyard (Group) Co., Ltd.	Lloyd's Register Classification Society (China) Co. Ltd. / China Classification Society (CCS)
Jiangnan Shipyard (Group) Co., Ltd.	Lloyd's Register Classification Society (China) Co. Ltd. / China Classification Society (CCS)
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Tsuneishi Shipbuilding Co., Ltd.	Bureau Veritas
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Daewoo Shipbuilding & Marine Engineering Co. Ltd.	American Bureau of Shipping
Tsuneishi Shipbuilding Co. Ltd.	Nippon Kaiji Kyokai
Jiangsu New Yangzi Shipbuilding Co. Ltd.	Bureau Veritas
Tsuneishi Group (Zhoushan) Shipbuilding Inc.	Nippon Kaiji Kyokai
Tsuneishi Group (Zhoushan) Shipbuilding Inc.	Nippon Kaiji Kyokai
Hudong-Zhongua Shipbuilding (Group) Co., Ltd.	China Classification Society
Hudong-Zhongua Shipbuilding (Group) Co., Ltd.	American Bureau of Shipping
Namura Shipbuilding Co., Ltd	Nippon Kaiji Kyokai
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	Bureau Veritas
Shanghai Waigaoqiao Shipbuilding Co., Ltd.****	Bureau Veritas
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	Bureau Veritas
Hyundai Heavy Industries Co., Ltd.	Nippon Kaiji Kyokai
Hyundai Heavy Industries Co., Ltd.	Bureau Veritas
Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd.	China Classification Society
Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd.	China Classification Society
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	American Bureau of Shipping/China Classification Society
Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.	Bureau Veritas/China Classification Society
Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.	Bureau Veritas/China Classification Society
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas/China Classification Society
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas/China Classification Society

As of May 28, 2024

Contents



Letter to Shareholders



Throughout 2023, Diana Shipping Inc. successfully navigated a marketplace whose economic signals can best be described as mixed. On the one hand, geopolitical events, particularly the war in Ukraine and the conflict in the Middle East, injected significant uncertainty into our industry's operations. Yet, on the other hand, many of the world's major economies have experienced greater stability, which has helped to drive demand for shipping services.

The Company's response to these forces has remained consistent with our approach across previous market cycles. We have adhered to a strategy designed to produce stable operations and profitable financial performance, while striving to maximize long-term shareholder value. We have prudently and actively managed our balance sheet to support our enterprise and provide the ability to capitalize on emerging opportunities. We have rewarded our shareholders through our dividend policy. And, we have been proactive in renewing and modernizing our fleet, while investing in green initiatives in keeping with our commitment to sustainability and sound environmental stewardship.

Net income for 2023 was $49.8 million and net income attributed to common stockholders was $44.1 million. This compares to net income in 2022 of $119.1 million and net income attributed to common stockholders of $113.3 million. Earnings per share in 2023 amounted to $0.44 basic and $0.42 diluted, compared to earnings per share of $1.42 basic and $1.36 diluted in 2022.

Our results for the past year reflected challenging market conditions, including lower time charter rates and higher operating expenses. Time charter revenues were $262.1 million for 2023, versus $290.0 million for 2022, as the daily average time charter equivalent (TCE) rate decreased to $16,713 in 2023 from $22,735 in 2022. As of this writing, our chartering strategy has enabled the Company to secure approximately $158.7 million of contracted revenues for the full year of 2024.

The Company's financial condition was strengthened during the past year, reflecting the prudent management of our balance sheet. Cash and cash equivalents, restricted cash and time deposits grew to $161.6 million at year-end 2023, from $143.9 million at year-end 2022. Long-term debt and finance liabilities decreased to $642.8 million from $663.4 million, maturing in 2026 and thereafter.

Enhancing Shareholder Value through Dividends

Our commitment to rewarding our shareholders was reflected in a series of cash and stock dividends during the past year. The Board of Directors declared four consecutive quarterly dividends for 2023, representing either cash or Company shares, valued at a total of $0.525 per share.

Also, Diana Shipping Inc. declared a special stock dividend of 13,157 Series D Convertible Preferred Shares of OceanPal Inc. held by the Company, which was paid in June 2023.

In addition, the Board of Directors declared and paid a distribution of warrants to holders of the Company's common stock as of December 6, 2023. Holders of record received one warrant for every five shares of issued and outstanding shares of common stock held as of the record date. Each warrant entitles the holder to purchase, at the designated exercise price, one share of common stock and, under specified circumstances, a Bonus Share Fraction consisting of an additional 0.5 of a share of common stock for each warrant exercised without payment of any additional exercise price. Subsequent to the cash dividend ex-date on March 4, 2024, the Bonus Share Fraction was adjusted to 0.51292 of a share of common stock for each warrant exercised. The distribution of warrants to all our shareholders has given the Company access to new equity capital for general corporate purposes without causing dilution and reflects our proactive management of our capital structure to fortify our balance sheet.

Maintaining a Modern Fleet

We continued our efforts to operate a modern,

efficient and highly productive fleet. As originally announced in 2022 and early 2023, the Company agreed to acquire, through separate wholly owned subsidiaries, ten modern Ultramax dry bulk vessels built between 2015 and 2018 from unaffiliated third parties (including a partial interest through a joint venture arrangement in one Ultramax). Eight of the ten vessels were delivered during the fourth quarter of 2022, and the remaining vessels were delivered in early 2023.

We have also sold two older 2005-built vessels during the past year, including one vessel sold to OceanPal Inc., a related party, one vessel sold early in 2024 to an unaffiliated third party and we have agreed to sell another vessel to a third party with delivery to her new owners latest by September 2024., As a result, our fleet now consists of 41 dry bulk vessels of which 39 are in operation: 4 Newcastlemax, 9 Capesize, (including the vessel we have agreed to sell), 5 Post-Panamax, 6 Kamsarmax, 6 Panamax and 10 Ultramax (including a partial interest through a joint venture arrangement in one Ultramax) and two Methanol Dual-Fuel Kamsarmax vessels under construction. The combined carrying capacity of our fleet, owned and chartered-in, is approximately 4.4 million dwt with a weighted average age of 10.7 years.

Investing in Environmental Stewardship

We take pride in our Company's role as an industry leader with respect to our pursuit of sustainable shipping practices and responsible approach to the environment. In 2023 we signed shipbuilding contracts to order two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk vessels, to be built at Tsuneishi Group (Zhoushan) Shipbuilding Inc., China. The vessels, which can be powered by either conventional fuel oil or "green" methanol, are expected to be delivered to the Company by the second half of 2027 and the first half of 2028, respectively.

In 2023 we also entered into a joint venture, known as Windward Offshore, which was created to own and operate offshore wind service vessels. The joint venture initially ordered two high specification Commissioning Service Operation Vessels (CSOVs) from VARD, and subsequently agreed to acquire two additional offshore wind service vessels. Our partners in this venture include Blue Star Group GmbH & Cie. KG, SeaRenergy Offshore Holding GmbH and SeraVerse GmbH. Deliveries of the CSOV vessels are scheduled to occur between the third quarter of 2025 and the fourth quarter of 2026. We believe this venture will position the Company and our partners to become a leading service provider to the offshore wind sector, which is an important element in the transition to a lower carbon future.

As a key player in the maritime sector, we recognize our responsibility to steer the industry towards a more sustainable future. The Company remains dedicated to maintaining a responsible approach to environmental, social and governance (ESG) policies and practices – which we believe will not only affect the well-being of people, institutions and society, but can benefit our own financial, operational and value creation strategies.

Navigating with Stability and Strength

We are pleased to note that Diana Shipping Inc. was honored with the prestigious Dry Cargo Company of the Year Award in conjunction with the 2023 Lloyd's List Greek Shipping Awards. This recognition is a testament to the hard work, dedication, and excellence of our team. The Company has also been recognized for its sustainability achievements at the recently established global ESG Shipping Awards which took place in May 2023. At the ESG Shipping Awards, the Company was nominated in three categories where we won the respective awards as follows: in the People Category we won the Gold ESG Shipping Award, in the Climate Change Category the Silver ESG Shipping Award, and in the Governance Category the Bronze ESG Shipping Award.

While the economic and geopolitical conditions prevailing at the start of 2024 are uncertain, the business strategy, operating discipline and financial capacity of Diana Shipping Inc. remain steady. We believe our balanced chartering policy will allow the Company to respond to changes in the bulk carrier marketplace. At the same time, our focus on maintaining a strong balance sheet remains a top priority. Furthermore, we continue to take a forward-looking approach to investing in the growth of our business, with an eye toward our environmental responsibilities, to preserve and enhance shareholder value.

On behalf of the Board of Directors and the entire Diana Shipping Inc. team, we deeply appreciate the continued support of our shareholders and look forward to reporting on the Company's future progress.

Sincerely,

Semiramis Paliou

Director and Chief Executive Officer

Forward-looking statements

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe", "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could,"

"seeks," "continue," "possible," "might," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Shipping Inc. and its subsidiaries, unless otherwise indicated.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially

from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.

In addition to these important factors and matters discussed elsewhere herein, and under the heading "Item 3. Key Information—D. Risk Factors," described in our 20-F Form filed with the SEC on April 5, 2024 and in the documents incorporated by reference therein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

- the strength of world economies;

- fluctuations in currencies, interest rates, and inflationary pressures;

- general market conditions, including fluctuations in charter hire rates and vessel values;

- changes in demand in the dry-bulk shipping industry;

- changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

- changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs;

- the Company's future operating or financial results;

- availability of financing and refinancing and changes to the Company's financial condition and liquidity, including the Company's ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to obtain financing and comply with the restrictions and other covenants in the Company's financing arrangements;

- changes in governmental rules and regulations or actions taken by regulatory authorities;

- potential liability from pending or future litigation;

- compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

- the failure of counter-parties to fully perform their contracts with the Company;

- the Company's dependence on key personnel;

- adequacy of insurance coverage;

- the volatility of the price of the Company's common shares;

- the Company's incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

- general domestic and international political conditions or labor disruptions;

- the impact of port or canal congestion or disruptions;

- any continuing impacts of coronavirus (COVID-19) or other global or regional pandemics and its impact in the dry-bulk shipping industry;

- potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; and

- other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, including those factors discussed in "Item 3. Key Information- D. Risk Factors" in our Form 20-F and the New York Stock Exchange, or the NYSE.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward- looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company's security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in our 20-F Form filed with the SEC on April 5, 2024 and elsewhere in this annual report.

A. Operating results

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We believe that our results of operations are affected by the following factors:

1. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

2. Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

3. Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

4. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

5. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

6. Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

7. Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

The following table reflects such factors for the periods indicated:

AS OF AND FOR THE YEAR ENDED DECEMBER 31

Fleet Data	2023	2022	2021
Average number of vessels (1)	41.1	35.4	36.6
Number of vessels at year-end	40.0	42.0	33.0
Weighted average age of vessels at year-end (in years)	10.5	10.2	10.4
Ownership days (2)	14,986	12,924	13,359
Available days (3)	14,867	12,449	13,239
Operating days (4)	14,824	12,306	13,116
Fleet utilization (5)	99.7%	98.9%	99.1%
Average Daily Results ($)	**2023**	**2022**	**2021**
Time charter equivalent (TCE) rate (6)	16,713	22,735	15,759
Daily vessel operating expenses (7)	5,704	5,574	5,596

The following table reflects the calculation of our TCE rates for the periods presented:

YEAR ENDED DECEMBER 31,

(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)	2023	2022	2021
Time charter revenues	$262,098	$289,972	$214,203
Less: voyage expenses	**(13,621)**	**(6,942)**	**(5,570)**
Time charter equivalent revenues	$248,477	$283,030	$208,633
Available days	14,867	12,449	13,239
Time charter equivalent (TCE) rate	$16,713	$22,735	$15,759

TIME CHARTER REVENUES

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in dry-dock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the dry bulk shipping industry.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Revenues derived from time charter agreements in 2023 decreased compared to previous years, due to the significant decrease in charter rates, despite the increase in the size of our fleet, evident in the increase of the average number of vessels. In 2024, the average number of vessels will decrease, as currently our fleet consists of 41 vessels of which 39 vessels in operation, owned and chartered-in, and two under construction, and we have agreed to sell one of our vessels. As a result, although we have observed that the time charter rates have increased since the beginning of 2024, we expect our revenues in 2024 to decrease compared to 2023.

VOYAGE EXPENSES

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker gain or loss deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and

sold back to us on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2024, we expect our voyage expenses to decrease compared to 2023, due to the expected decrease in revenues. The effect of bunker prices cannot be determined, as a gain or loss from bunkers results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel's previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

VESSEL OPERATING EXPENSES

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and

HSQ and vetting. Our vessel operating expenses generally represent fixed costs. Vessel operating expenses have increased since 2021 due to the increase in ownership days. For 2024, we expect our operating expenses to decrease compared to 2023, as a result of the average decrease of the size of the fleet compared to 2023.

VESSEL DEPRECIATION

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Effective July 1, 2023, the Company changed its estimated scrap rate of its vessels from $250 per lightweight ton to $400 per lightweight ton, calculated based on the average demolition prices in different markets, during the last 15 years. During 2022, we took delivery of ten vessels and sold one and in 2023, we took delivery of one vessel and sold three. Following these transactions vessel depreciation has increased since 2021. For 2024, we expect depreciation expense to decrease due to the increase of the scrap rate in 2023 and the decrease in the number of vessels in our fleet as in 2024 we have sold one vessel and we have agreed to sell another one.

GENERAL AND ADMINISTRATIVE EXPENSES

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. During the last three years, our general and administrative expenses are increasing, especially in 2023, mainly due to payroll costs and donations. For 2024, we expect our general and administrative expenses to increase, due to anticipated increases in payroll and other office expenses. General and administrative expenses are not affected by the size of the fleet. However, they are affected by the exchange rate of Euro to US Dollars, as about half of our administrative expenses are in Euro.

INTEREST AND FINANCE COSTS

We incur interest expense and financing costs in connection with vessel-specific debt, senior unsecured bond and finance liabilities. As of December 31, 2023 our aggregate debt amounted to $517.0 million and our finance liabilities amounted to $133.3 million. During 2023, we replaced LIBOR, being the reference rate to calculate interest expense in our loan facilities having a floating rate,

with term SOFR through loan refinancings and one loan modification. Interest rates, which have been increasing since the beginning of 2022, continued to increase in 2023 and in combination with the increased average debt outstanding in 2023, interest costs increased significantly. For 2024, we expect interest and finance costs to remain at the same levels with 2023, as we do not expect interest rates to increase, while debt outstanding is expected to decrease.

We manage our exposure in interest rates, by maintaining a mix of financing under agreements with floating and fixed interest rates. More specifically, during 2022, we refinanced part of our loans having a floating interest rate, with sale and leaseback transactions with fixed rates. Also, in 2023, we entered into an interest rate swap for 30% of our $100 million loan facility with DNB, dated June 26, 2023, under which we pay fixed interest and receive floating. Through these agreements and our bond, also bearing fixed interest rate, we manage part of our exposure in interest rates caused by the remaining agreements which bear floating interest rates.

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. It is rare in the shipping industry for the last charterer of the vessel in the hands of

the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter-free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

When we purchase a vessel

and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;

- obtain the charterer's consent to a new technical manager;

- in some cases, obtain the charterer's consent to a new flag for the vessel;

- arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

- replace all hired equipment on board, such as gas cylinders and communication equipment;

- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

- implement a new planned maintenance program for the vessel; and

- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight-line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

- employment and operation of our vessels; and

- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

- vessel maintenance and repair;

- crew selection and training;

- vessel spares and stores supply;

- contingency response planning;

- onboard safety procedures auditing;

- accounting;

- vessel insurance arrangement;

- vessel chartering;

- vessel security training and security response plans (ISPS);

- obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

- vessel hiring management;

- vessel surveying; and

- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

- management of our accounting system and records and financial reporting;

- administration of the legal and regulatory requirements affecting our business and assets; and

- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

- rates and periods of charter hire;

- levels of vessel operating expenses;

- depreciation expenses;

- financing costs;

- the effects of COVID-19;

- the war in the Ukraine;

- inflation, and

- fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS

Year ended December 31, 2023 compared to the year ended December 31, 2022

Time charter revenues. Time charter revenues decreased by $27.9 million, or 9.6%, to $262.1 million in 2023, compared to $290.0 million in 2022. The decrease in time charter revenues was due to decreased average time charter rates, which decreased our TCE rate to $16,713 in 2023 from $22,735 in 2022, representing a 26% decrease. This decrease was partly offset by increased operating days during 2023, as compared to last year. Operating days in 2023 were 14,824 compared to 12,306 in 2022, mainly resulting from the acquisition of eight Ultramax vessels in the fourth quarter of 2022 and one more in first quarter of 2023.

Voyage expenses. Voyage expenses increased by $6.7 million, or 97%, to $13.6 million in 2023 as compared to $6.9 in 2022. This increase was mainly due to the decreased gain on bunkers amounting to $0.5 million in 2023 compared to $8.1 million in 2022. The gain on bunkers was mainly due to the difference in the price of bunkers paid by the Company to the charterers on the redelivery of the vessels from the charterers under the previous charter party agreement and the price of bunkers paid by charterers to the Company on the delivery of the same vessels to their charterers under new charter party agreements. This decrease was partially counterbalanced due to decreased commissions, which is the main part of voyage expenses, and which in 2023 decreased to $13.3 million compared to $14.4 million in 2022.

Vessel operating expenses. Vessel operating expenses increased by $13.5 million, or 19%, to $85.5 million in 2023 compared to $72.0 million in 2022. The increase in operating expenses is attributable to the increase in ownership days in 2023, as a result of the acquisition of eight Ultramax vessels in the fourth quarter of 2022 and one more in first quarter of 2023. Operating expenses also increased due to increased crew costs, insurances, spares and other consumables. Total daily operating expenses were $5,704 in 2023 compared to $5,574 in 2022.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $6.5 million, or 15%, to $49.8 million in 2023, compared to $43.3 million in 2022. This increase was due to the acquisition of nine vessels, as noted above. This increase was partially offset due to the fact that, effective July 1, 2023, the Company changed its estimated scrap rate of its vessels from $250 per lightweight ton to $400 and the sale of vessel Boston in the fourth quarter of 2023. A further decrease incurred due to decreased amortization of deferred cost as a result of the drydock cost incurred for seven vessels having drydock surveys in 2023 and twelve in 2022.

General and administrative expenses. General and administrative expenses increased by $3.6 million, or 12%, to $33.0 million in 2023 compared to $29.4 million in 2022. The increase was mainly due to the increased payroll costs and travelling expenses. A further increase by $0.6 million was attributed to donations.

Management fees to related party. Management fees to a related party increased by $0.8 million, or 160% to $1.3 million in 2023 compared to $0.5 million in 2022. The increase was attributable to increased average number of vessels managed by DWM in 2023 compared to 2022, due to the acquisition of three Ultramax vessels in the fourth quarter of 2022 and one more in first quarter of 2023, whose management was assigned to DWM.

Gain on sale of vessels. Gain on sale of vessels increased by $2.4 million, or 83%, to $5.3 million which resulted from the sale of vessels Aliki, Melia and Boston in 2023 compared to $2.9 million in 2022 which resulted from the sale of Baltimore in 2022.

Insurance recoveries. Insurance recoveries amounted to null balance in 2023, compared to $1.8 million in 2022 which consisted of amounts received from our insurers for claims covered under the insurance policies during 2022.

Interest expense and finance costs. Interest expense and finance costs increased by $21.9 or 80% to $49.3 million in 2023 compared to $27.4 million in 2022. The increase was primarily attributable to increased average outstanding balance of debt and finance liabilities in

2023, resulting from the refinances performed. A further increase was also derived from increased average interest rates resulting from our loan agreements, having a variable interest rate. In 2023, the weighted average interest rate of our secured loan agreements was 7.3% compared to 3.8% in 2022.

Interest and other income. Interest and other income increased by $5.5 million, or 204%, to $8.2 million in 2023 compared to $2.7 million in 2022. The increase is mainly attributable to increased deposit rates in 2023 compared to 2022.

Loss on extinguishment of debt. In 2023, loss on extinguishment of debt increased by $0.3, or 75% to $0.7 million and consisted of the prepayment in full of six loan agreements refinanced by other banks. In 2022, loss on extinguishment of debt amounted to $0.4 million and consisted of financing costs written off as a result of the early prepayment of the outstanding balances of loans attributed to one vessel sold and three vessels refinanced in sale and leaseback transactions in 2022.

Loss on derivatives Loss on derivates amounted to $0.4 million in 2023 and represents the fair value of an interest rate swap dated July 6, 2023 in which the Company entered into with DNB. The notional amount of the agreement is $30 million and the Company pays a fixed rate of 4.268% and receives floating under term SOFR.

Gain on related party Investments. Gain on related party Investments amounted to $1.5 million in 2023, compared to $0.6 million in 2022. On October 17, 2023, the Company realized a gain of $1.7 million which derived from the conversion of 9,793 of the 10,000 Series C Preferred shares of OceanPal to 3,649,474 common shares of OceanPal, having a fair value of $9.2 million, based on the closing price of OceanPal's common shares on the date of conversion. This gain was the difference between the book value of OceanPal's Series C Preferred shares and the fair value of the converted common shares and was partially offset by an unrealized loss of $1.0 million, resulting from the measurement of OceanPal's common shares at fair value on December 31, 2023, based on the closing price of the shares on that date. Additionally, the Company distributed to its shareholders as a noncash dividend, its 13,157 Series D Preferred Shares of Ocean-Pal, which resulted in gain of $0.8 million. The gain of $0.6 million in 2022 represents the gain recognized upon the distribution of 25,000 Convertible Series D Preferred Shares of OceanPal Inc. as a noncash dividend to the Company's shareholders, being the difference between the carrying value and the fair value of the Series D Preferred Shares on the date of the dividend declaration.

Gain on deconsolidation of subsidiary. Gain on deconsolidation of subsidiary amounted to $0.8 million in 2023 and represents the gain from the Company's 25% interest in Bergen Ultra measured at fair value on the date of its deconsolidation from the Company's financial statements.

Unrealized gain on equity securities. Unrealized gain on equity securities amounted to $2.8 million in 2023 and resulted from the measurement of equity securities, having a book value of $17.9 million, at fair value of $20.7 million on December 31, 2023, determined through Level 1 of the fair value hierarchy.

Unrealized gain on warrants. Unrealized gain on warrants amounted $1.6 million in 2023, which resulted from the fair value adjustment as of December 31, 2023 of the value of the 22,613,070 warrants issued on December 14, 2023.

Gain/(loss) from equity method investments. In 2023, loss from equity method investments, amounted to $0.3 million, compared to a gain of $0.9 million in 2022 The loss in 2023 is attributed to a loss of $0.7 million from our 45.45% interest in Windward, which was partly offset by a gain of $0.2 million from our 50% interest in DWM, and a gain of $0.2 million from our 25% interest in Bergen. The gain in the prior year derived from our 50% interest in DWM.

Year ended December 31, 2022 compared to the year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F, for the year ended December 31, 2022 filed with the SEC on March 27, 2023.

B. Liquidity and Capital Resources

We finance our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt, finance liabilities and senior unsecured bonds. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans, repurchase of our common stock and payment of dividends.

As of December 31, 2023 and 2022, working capital, which is current assets minus current liabilities, including the current portion of long-term debt and finance liabilities, amounted to $97.1 million and $9.0 million, respectively. The increase in working capital is mainly due to increased cash and cash equivalents and our investment in equity securities amounting to $20.7 million, which did not exist in the prior year. In addition, the Company's current portion of long-term debt decreased compared to last year as in 2022, current portion of long-term debt included a balloon of $43.8 million under one of our loan agreements which was refinanced in 2023.

Cash and cash equivalents, including restricted cash, was $121.6 million as of December 31, 2023 and $97.4 million as of December 31, 2022. Restricted cash mainly consists of the minimum liquidity requirements under our loan facilities. As of December 31, 2023 and 2022, restricted cash amounted to $20.0 million and $21.0 million, respectively. We consider highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Time deposits with maturity above three months are removed from cash and cash equivalents and are separately presented as time deposits. As of December 31, 2023, the time deposits above three months amounted to $40.0 million, compared to $46.5 million as of December 31, 2022. Cash and cash equivalents are primarily held in U.S. dollars.

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities decreased by $98.5 million, or 62%. In 2023, net cash provided by operating activities was $60.4 million compared to net cash provided by operating activities of $158.9 million in 2022. This decrease in cash from operating activities was mainly attributable to decreased revenues as a result of decreased average time charter rates compared to 2022. Cash provided by operating activities was also affected by our investment in equity securities acquired in 2023 for $17.9 million. This decrease was partly offset by decreased dry-docking costs incurred for seven vessels in 2023 compared to twelve vessels in 2022.

NET CASH USED IN INVESTING ACTIVITIES

Net cash provided by investing activities was $24.9 million for 2023, which consists of $29.7 million paid for vessel acquisitions and improvements due to new regulations; $36.6 million of proceeds from the sale of three vessels in 2023; $10.5 million paid to acquire investments in Windward and Cohen; $1.0 million cash divested from deconsolidation of Bergen Ultra; decreased investment by $6.5 million in time deposits with maturity above three months; $25.2 million proceeds from convertible loan with limited partnership; $0.2 million paid to acquire other assets; and $2.0 million relating to the acquisition of equipment.

Net cash used in investing activities was $273.1 million for 2022, which consists of $230.3 million paid for vessel acquisitions and improvements due to new regulations; $4.4 million of proceeds from the sale of one vessel in 2022; $46.5 million investment in time deposits with maturity above three months; and $0.7 million relating to the acquisition of equipment.

NET CASH PROVIDED BY FINANCING ACTIVITIES

Net cash used in financing activities was $94.0 million for 2023, which consists of $57.7 million proceeds from issuance of long term debt and finance liabilities; $79.8 million of indebtedness and finance liabilities that we repaid; $5.8 million and $64.3 million of cash dividends paid on our preferred and common stock, respectively; and $1.8 million of finance costs paid in relation to new loan agreements.

Net cash provided by financing activities was $84.9 million for 2022, which consists of $275.1 million proceeds from issuance of long term debt and finance liabilities; $102.8 million of indebtedness and finance liabilities that we repaid; $5.8 million and $79.8 million of cash dividends paid on our preferred and common stock, respectively; $3.8 million paid for repurchase of common stock; $5.3 million proceeds from issuance of common stock; and $3.3 million of finance costs paid in relation to new loan agreements and finance liabilities.

For a detailed discussion of cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021 please see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" included in our 2022 Annual Report filed on Form 20-F with the SEC on March 27, 2023.

CAPITAL EXPENDITURES

We make capital expenditures in connection with vessel acquisitions and con-structions, which we finance with cash from operations, debt under loan facilities at terms acceptable to us, sale and leaseback agreements and with funds from equity issuances.

As of the date of this annual report, we have entered into two agreements for the con-struction of two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk ves-sels, for $46 million each. The vessels are expected to be delivered to the Company by the second half of 2027 and the first half of 2028 respec-tively. On February 15, 2024, we paid an aggregate amount of $16.1 million, representing 17.5% of the purchase price of both vessels. Additionally, we have committed to contrib-ute Euro 50 million to Wind-ward for the construction of four CSOVs, with deliveries scheduled to occur between the third quarter of 2025 and the fourth quarter of 2026. As of the date of this report, we have paid an aggregate of Euro 24.3 million, or $26.1 mil-lion. We also expect to incur capital expenditures when our vessels undergo surveys. This process of recertifica-tion may require us to repo-sition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. We may also incur cap-ital expenditures for vessel improvements to meet new regulations. In the next twelve months, we will require capital to fund ongoing operations, debt service, the payment of our preferred dividends and the payment of our bareboat charters.

As of the date of this annual report, we have contracted revenues covering around 71% of our ownership days in 2024, in time charter agree-ments having an average time charter rate in excess of our break-even rate as of Decem-ber 31, 2023, and we have also fixed around 12% of our ownerships days in 2025. We believe that contracted and anticipated revenues will result in internally generated cash flows and together with available cash and cash equiv-alents, which as of December 31, 2023 amounted to $101.6 million and having additional investments in time deposits of $40.0 million which mature in 2024, will be sufficient to fund such capital require-ments. Should time charter rates remain at current levels as our time charter agree-ments are due for renewal during the year, we believe that we will be able to have sufficient funds to cover our capital expenditures in the long-term. We may also incur additional debt to finance part of the construction cost of our methanol vessels on order.

LONG-TERM DEBT AND FINANCE LIABILITIES

As of December 31, 2023, we had $517.0 million of long term debt outstanding under our facilities and Bond, under the agreements described below.

SECURED TERM LOANS

On January 4, 2017, we drew down $57.24 million, under a secured loan agreement with the Export-Import Bank of China, dated January 7, 2016, to finance part of the construction cost of San Francisco and Newport News, both delivered on January 4, 2017. The loan is payable in equal quarterly instalments of about $1.0 million each, the last of which is payable by January 4, 2032. On July 19, 2023, we amended the terms of the loan to replace LIBOR with term SOFR and the margin was increased from 2.3% to 2.45%.

On September 30, 2022, we entered into a $200 million loan agreement to finance the acquisition price of 9 Ultramax vessels. The Company drew down $197.2 million under the loan, in tranches for each vessel on their delivery to the Company but prepaid $21.9 million in December 2022 due to a vessel sale and lease-back transaction. The loan is repayable in equal quarterly instalments of an aggregate amount of $3.7 million, and a balloon of $100.9 million payable together with the last instalment on October 11, 2027. The loan bears interest at term SOFR plus a margin of 2.25%.

On April 12, 2023, we entered into a $100 million term loan facility with Danish Ship Finance A/S to refinance an aggregate of $75.2 million outstanding balance under existing loans with BNP Paribas and working capital. The loan is repayable in twenty equal consecutive quarterly instalments of $3.3 million each and a balloon of $34 million payable together with the last instalment on April 19, 2028, and bears interest at term SOFR plus a margin of 2.2%.

On June 20, 2023, the Company entered into a $22.5 million loan agreement with Nordea to refinance $20.9 million outstanding balance of an existing loan. The new loan is repayable in equal quarterly instalments of about $1.1 million and bears interest at term SOFR plus a margin of 2.25%. The loan matures on June 27, 2028.

On June 26, 2023, we entered into a $100 million loan agreement with DNB Bank ASA, or DNB, to refinance an aggregate of $68.7 million outstanding balance under existing loans with ABN AMRO Bank N.V, and for working capital purposes. The loan is repayable in equal quarterly instalments of $3.8 million until December 27, 2029, and bears term SOFR plus a margin of 2.2%, subject to sustainability margin adjustment. Additionally, the loan is subject to a margin reset, according to which the borrowers and the lenders will enter into discussions to agree on a new margin. Unless the parties agree on a new margin, the loan will be mandatorily repayable on June 27, 2027. As part of the loan agreement, on July 6, 2023, we entered into an interest rate swap with DNB for a notional amount of $30 million and quarterly amortization of $1.2 million. Under the interest rate swap, we pay a fixed rate of 4.268% and receive floating under term SOFR. The swap has a termination date on December 27, 2029, and a mandatory break on June 27, 2027, which is the margin reset date of the loan, according to which the swap will be terminated if the loan is prepaid. As of December 31, 2023, the interest rate swap was a liability having a fair value of $0.4 million.

Under the secured term loans outstanding as of December 31, 2023, 33 vessels of our fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor. Furthermore, the secured term loans contain cross default provisions and additionally we are not permitted to pay any dividends following the occurrence of an event of default.

As of December 31, 2022 and 2023, and the date of this annual report, we were in compliance with all of our loan covenants.

SENIOR UNSECURED BOND DUE 2026

On June 22, 2021, the Company issued a $125 million senior unsecured bond maturing in June 2026. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with executive officers and directors of the Company purchased an aggregate of $21 million principal amount of the bond. The bond bears interest at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The bond is callable in whole or in part in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of nominal value and after December 2025 at a price equal to 100% of nominal value. On June 29, 2023, we repurchased $5.9 million nominal value of the bond and recognized a loss of $0.2 million. The bond includes financial and other covenants and is trading at Oslo Stock Exchange under the ticker symbol "DIASH02".

FINANCE LIABILITIES

On March 29, 2022, we entered into a $50 million sale and leaseback agreement with an unaffiliated third party, for a period of ten years, under which we pay hire, monthly in advance and we have the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessel for $16.4 million, on the expiration of the lease on the tenth year.

On August 17, 2022, we entered into two sale and leaseback agreements with two unaffiliated Japanese third parties, for an aggregate amount of $66.4 million, for a period of eight years, each, under which we pay hire, monthly in advance, and we have the option to purchase the vessels at the end of the third year of each vessel's bareboat charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessels for $13.0 million, each, on the expiration of each lease on the eighth year.

On December 6, 2022, we entered into a sale and leaseback agreement for $29.9 million with an unaffiliated third party, for a period of ten years, under which we pay hire, monthly in advance, and we have the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessel for $8.1 million, on the expiration of the lease on the tenth year.

COMMITMENTS AND CONTINGENCIES

On March 30, 2023, we entered into a corporate guarantee with Nordea under which we guaranteed the performance by Bergen Ultra, an equity method investee owning one dry bulk carrier, of its obligations under a loan agreement with the bank maturing on March 30, 2028. The Company considers the likelihood of having to make any payments under the guarantee to be remote, as the loan is also secured by an account pledge by Bergen, first preferred mortgage on the vessel, a first priority general assignment of the earnings, insurances and requisition compensation of the vessel, a charter party assignment, a partnership interests security deed, and a manager's undertaking. As of December 31, 2023, the loan had an outstanding balance of $14.8 million.

C. Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D. Trend information

Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Our results of operations depend primarily on charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. In 2023, the BDI ranged from a low of 530 to a high of 3,346 and closed at 1,714 on April 2, 2024. Although there can be no assurance that the dry bulk charter market will not decline further, as of the date of this annual report, we have fixed about 62% of our fleet ownership days in 2024 at rates above our break-even rate. Nevertheless, our revenues and results of operations in 2024 will be subject to demand for our services, the level of inflation, market disruptions and interest rates. Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.



E. Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

IMPAIRMENT OF VESSELS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, we calculate undiscounted projected net operating cash flows by considering the historical and estimated vessels' performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10-year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle, where applicable. When the 10-year average of historical 1 year time charter rates is not available for a type of vessels, the Company uses the average of historical 1 year time charter rates of the available period. The historical ten-year average rate used in 2023 to calculate undiscounted projected net operating cash flow was $12,775 for Panamax, Kamsarmax and Post-Panamax vessels, $16,608 for Ultramax vessels and $16,115 for our Capesize and Newcastlmax vessels, compared to $12,431, 16,876 and $16,128, respectively in 2022. Other assumptions used in developing estimates of future undiscounted cash flow are the charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels' maintenance; vessel operating expenses; fleet utilization, and the vessels' residual value if sold for scrap. Assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss. Although no impairment loss was identified or recorded in 2023, according to our assessment, the carrying value plus unamortized deferred cost of vessels for which impairment indicators existed as of December 31, 2023, was $378.2 million.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value plus unamortized deferred cost, even though we would not impair those vessels' carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized deferred cost of each of our vessels as of December 31, 2023 and 2022 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2023 and 2022, the aggregate carrying value of 12 and 17 of the vessels in our fleet as of December 31, 2023 and 2022, respectively, exceeded their aggregate charter-free market value by approximately $49 million and $83 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2023 and 2022, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 12 and 17 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2023 and 2022, respectively.

CARRYING VALUE PLUS UNAMORTIZED DEFERRED COST(IN MILLIONS OF US DOLLARS)

Vessel	DWT	Year Built	2023	2022
1. Alcmene	93,193	2010	9.6	10.1
2. Aliki	180,235	2005	-	13.0
3. Amphitrite	98,697	2012	14.0	14.7
4. Artemis	76,942	2006	11.0	11.9
5. Astarte	81,513	2013	18.0	19.1
6. Atalandi	77,529	2014	15.7	16.4
7. Boston	177,828	2007	-	18.2 *
8. Crystalia	77,525	2014	15.4	16.1
9. Electra	87,150	2013	14.1	14.9
10. G.P. Zafirakis	179,492	2014	22.1	23.0
11. Houston	177,729	2009	18.4	19.4
12. Ismene	77,901	2013	11.7	10.6
13. Leto	81,297	2010	12.9	13.7
14. Los Angeles	206,104	2012	23.5	24.8
15. Maera	75,403	2013	11.7	12.3
16. Maia	82,193	2009	12.4	13.4
17. Medusa	82,194	2010	12.4	13.1
18. Melia	76,225	2005	-	10.8
19. Myrsini	82,117	2010	14.2	15.1
20. Myrto	82,131	2013	17.8	18.9
21. New Orleans	180,960	2015	31.6	33.1 *
22. New York	177,773	2010	14.0	14.5
23. Newport News	208,021	2017	40.5	42.4 *
24. P.S. Palios	179,134	2013	35.3 *	37.4 *
25. Phaidra	87,146	2013	13.5	13.0
26. Philadelphia	206,040	2012	24.2	25.5
27. Polymnia	98,704	2012	14.2	15.0
28. San Francisco	208,006	2017	40.6	42.5 *
29. Santa Barbara	179,426	2015	34.8 *	36.4 *
30. Seattle	179,362	2011	21.3	22.6
31. Selina	75,700	2010	9.1	9.3
32. Semirio	174,261	2007	16.1	17.6 *
33. LEONIDAS P.C.	82,165	2011	20.8 *	21.7 *
34. Florida	182,063	2022	57.0	59.1 *
35. DSI Pyxis	60,362	2018	35.6 *	36.1 *
36. DSI Pollux	60,446	2015	29.9 *	31.4 *
37. DSI Phoenix	60,456	2017	32.7 *	34.3 *
38. DSI Polaris	60,404	2018	36.2 *	36.9 *
39. DSI Andromeda	60,309	2016	31.8 *	33.3 *
40. DSI Aquila	60,309	2015	29.9 *	31.5 *
41. DSI Pegasus	60,508	2015	28.8 *	30.3 *
42. DSI Altair	60,309	2016	31.3 *	32.5 *
43. DSI Aquarius	60,309	2016	31.0 *	-
Total	**4,915,571**		**915**	**966**

* Indicates dry bulk vessels for which we believe, as of December 31, 2023 and 2022, the charter-free market value was lower than the vessel's carrying value plus unamortized deferred cost. We believe that the aggregate carrying value plus unamortized deferred cost of these vessels exceeded their aggregate charter-free market value by approximately $49 million and $83 million, respectively.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

- reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
- news and industry reports of similar vessel sales;
- offers that we may have received from potential purchasers of our vessels; and
- vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor described in our 20-F Form filed with the SEC on April 5, 2024, in "Item 3. Key Information—D. Risk Factors" entitled "The market values of our vessels could decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values" and the discussion under the heading "Item 4. Information on the Company—B. Business Overview–Vessel Prices."

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that time charter rates would need to be reduced by 11% to result in impairment of individual long-lived assets with indication of impairment. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break-even rate" for each major class of vessels is presented below:

Vessel type	Average estimated daily time charter equivalent rate used	Average break-even rate
Ultramax	$16,608	$12,195
Panamax/Kamsarmax/Post-Panamax	$12,775	$9,314
Capesize/Newcastlemax	$16,115	$11,721

It should be noted that as of December 31, 2023, twelve of our vessels, having indication of impairment, would be affected by a reduction in time charter rates below the average break-even rate. Additionally, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company's impairment analysis and as such on the Company's results of operations:

Vessel type	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Ultramax	$15,131	-	$20,740	-	$17,191	-
Panamax/Kamsarmax/Post-Panamax	$13,536	-	$18,618	-	$15,652	-
Capesize/Newcastlemax	$15,623	-	$19,900	-	$17,974	-

Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of eleven members and is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director's death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Semiramis Paliou	49	Class III Director and Chief Executive Officer
Simeon Palios	82	Class I Director and Chairman
Anastasios Margaronis	68	Class I Director and President
Ioannis Zafirakis	52	Class I Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Konstantinos Psaltis	85	Class II Director
Kyriacos Riris	74	Class II Director
Apostolos Kontoyannis	75	Class III Director
Konstantinos Fotiadis	73	Class III Director
Eleftherios Papatrifon	54	Class II Director
Simon Frank Peter Morecroft	65	Class II Director
Jane Sih Ho Chao	48	Class I Director
Maria Dede	51	Chief Accounting Officer
Margarita Veniou	45	Chief Corporate Development, Governance & Communications Officer
Maria Christina Tsemani	45	Chief People Officer

The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025, and the term of our Class III directors expires in 2026.

Mr. Eleftherios Papatrifon served as Chief Operating Officer of the Company until February 2023, when he was appointed as Class II Director and member of the Executive Committee on February 22, 2023 to serve until the next scheduled election for Class II directors.

Ms. Jane Chao was appointed as a Class I Director on February 22, 2023 to serve until the next scheduled election for Class I directors.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou

has served as a Director of Diana Shipping Inc. since March 2015, and as the Company's Chief Executive Officer, Chairperson of the Executive Committee and member of the Sustainability Committee since March 2021. Ms. Paliou has been the Chief Executive Officer of Diana Shipping Services S.A. since March 2021. She also serves as a Director of OceanPal Inc. since April 2021 and as the Chairperson of the Board of Directors and of the Executive Committee of OceanPal Inc. since November 2021. Ms. Paliou is the Chairperson of the Hellenic Marine Environment Protection Association (HELMEPA), a position she has held since June 2020, while she joined its board of directors in March 2018. As of July 2023, she serves as Chairperson of INTERMEPA. She is also a member of the board of directors of the UK P&I Club since November 2020, member of the Union of Greek Shipowners since February 2022 and member of the Global Maritime Forum since April 2022. She is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai, Bureau Veritas, American Bureau of Shipping and Hellenic War Risks

Ms. Paliou has over 20 years of experience in shipping operations, technical management and crewing. She began her career at Lloyd's Register of Shipping where she worked as a trainee ship surveyor from 1996 to 1998. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015, she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016, she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. From November 2018 to February 2020, she worked as Chief Operating Officer of Performance Shipping Inc. (ex. Diana Containerships Inc.). From October 2019 until February 2021, Ms. Paliou served as Deputy Chief Executive Officer of Diana Shipping Inc. She also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February 2021.

Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. She completed courses in "Finance for Senior Executives", in "Authentic Leader Development" and a certificate program on "Sustainable Business Strategy" all at Harvard Business School. Ms. Paliou is also the daughter of Simeon Palios, the Company's Chairman.

Simeon P. Palios

has served as the Chairman of the Board of Directors of Diana Shipping Inc. since February 2005 and a Director of the Company since March 1999. He served as the Company's Chief Executive Officer from February 2005 until February 2021. Mr. Palios also serves as the President of Diana Shipping Services S.A. which was formed in 1986. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios was the founder of Diana Shipping Agencies S.A., where he served as Managing Director until November 2004, having the overall responsibility for its activities. From January 13, 2010 until February 28, 2022, Mr. Palios also served as the Chairman of the Board of Directors of Performance Shipping Inc. (ex. Diana Containerships Inc.) and as Chief Executive Officer until October 2020.

Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association "Friends of Biomedical Research Foundation, Academy of Athens". He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis

has served as President and a Director of Diana Shipping Inc. since February 2005. He is also member of the Executive Committee of the Company. Mr. Margaronis is the Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. in 1979 and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity and war risks insurances. From January 2010 to February 2020, he served as Director and President of Performance Shipping Inc. (ex. Diana Containerships Inc.).

In addition, Mr. Margaronis is a member of the Greek National Committee of the American Bureau of Shipping. He has also been on the Members' Committee of the Britannia Steam Ship Insurance Association Limited since October 2022. From October 2005 to October 2019, he was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited.

He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis

has served as a Director and Secretary of Diana Shipping Inc. since February 2005 and Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer since February 2020 and he is also the Chief Strategy Officer of the Company. Mr. Zafirakis is also member of the Executive Committee of the Company. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Also, he has served as a Director of OceanPal Inc. since April 2021. He has also served as the President, Secretary and Interim Chief Financial Officer of OceanPal Inc. from November 2021 to April 2023. He is also member of the Executive Committee of OceanPal Inc.

From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020, he also served as Director and Secretary of Performance Shipping Inc. (ex. Diana Containerships Inc.), where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer.

Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in "Blockchain Economics: An Introduction to Cryptocurrencies" from Panteion University of Social and Political Sciences in Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Eleftherios (Lefteris) A. Papatrifon

has served as a Director and a member of the Executive Committee of Diana Shipping Inc. since February 2023. Prior to this appointment, he served as Chief Operating Officer of the Company from March 2021 to February 2023. Mr. Papatrifon also serves as a Director of OceanPal Inc. and a member of its Executive Committee, positions he has held since November 2021. From November 2021 to January 2023, he served as Chief Executive Officer of OceanPal Inc.

Prior to joining Diana Shipping Inc., he was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company's successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and in Greece.

Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

Konstantinos Psaltis

has served as a Director of Diana Shipping Inc. since March 2005, the Chairman of its Nominating Committee since May 2015 and a member of its Compensation Committee since May 2017. Mr. Psaltis serves also as President of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels, where from 1981 to 2006, he held the position of Managing Director. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy.

He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Kyriacos Riris

has served as a Director of Diana Shipping Inc. since March 2015 and a member of its Nominating Committee since May 2015. From May 2022, he is also the Chairman of the Audit Committee of the Company.

Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris

was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece. Since November 2018, Mr. Riris has served as Chairman of Titan Cement International S.A., a Belgian corporation, while he is currently the Vice Chairman of the Board and the Chairman of the Audit and the Risk Committee of the Group.

Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

Apostolos Kontoyannis

is a Director, the Chairperson of the Compensation Committee and a member of the Audit Committee of Diana Shipping Inc., positions he has held since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company.

Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987.

Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in Business Administration and Finance from Boston University.

Konstantinos Fotiadis

has served as a Director of Diana Shipping Inc. since 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Performance Shipping Inc. (ex. Diana Containerships Inc.) from the completion of Performance Shipping Inc. (ex. Diana Containerships Inc.)'s private offering until February 2011. From 1990 until 1994, Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981, Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer.

Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Simon Morecroft

has served as a Director of Diana Shipping Inc. since May 2022. He also serves as a Director of Enarxis Ltd, a shipping consultancy company. Mr. Morecroft spent his career in the shipbroking industry as a Sale and Purchase broker. He joined Braemar Shipbrokers Ltd (now Braemar ACM Shipbroking) in 1983 becoming a director in 1986 and remained on the board until his retirement in August 2021. During this time Braemar grew from a boutique broking operation into one of the world's most successful fully integrated shipbroking companies with a listing on the London Stock Exchange.

Mr. Morecroft graduated from Oxford University in 1980 with a Masters in PPE.

Jane Chao

has served as a Director of Diana Shipping Inc. since February 2023. She also serves as a director of Wah Kwong Shipping Holdings Limited, a position she has held since 2008. Ms. Chao is the managing director of Wah Kwong China Investment which includes residential and commercial properties as well as hospitality businesses in Shanghai and Wuxi. Ms. Chao has founded her own art consultancy company Galerie Huit and lifestyle gallery Maison Huit in 2009 and recently, the non-profit Chao-Lee Art Foundation in 2022.

Ms. Chao has also served as a Council Member for Changing Young Lives Foundation helping underprivileged children in Hong Kong and China from 2014 to 2020.

Maria Dede

is the Chief Accounting Officer of Diana Shipping Inc., a position she has held since September 2005. Since March 2020, she also serves as the Finance Manager and Chief Accounting Officer of Diana Shipping Services S.A. In 2000, Ms. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000 Ms. Dede was employed by Venus Enterprises S.A., a ship-management company, where she held a number of positions primarily in accounting and supplies.

Ms. Dede holds a Bachelor's degree in Maritime Studies from the University of Piraeus, a Master's degree in Business Administration from the ALBA Graduate Business School and a Master's degree in Auditing and Accounting from the Greek Institute of Chartered Accountants.

Margarita Veniou

has served as the Chief Corporate Development, Governance & Communications Officer of Diana Shipping Inc. since July 2022. From September 2004 until June 2022, she served in the Corporate Planning & Governance Department of Diana Shipping Inc., holding various positions as Associate, Officer and Manager. Ms. Veniou is also the Corporate Development, Governance & Communications Manager of Diana Shipping Services S.A., a position she has held since 2022, and from 2004 to 2022 she held various other positions at Diana Shipping Services S.A. In addition, since November 2021, Ms. Veniou has served as the Chief Corporate Development & Governance Officer of OceanPal Inc. and she has also served as the company's Board Secretary since April 2023. She is the General Manager of Steamship Shipbroking Enterprises Inc., a position she has held since April 2014.

From January 2010 to February 2020, Ms. Veniou also held the position of Corporate Planning & Governance Officer of Performance Shipping Inc. (ex. Diana Containerships Inc.).

Ms. Veniou holds a bachelor's degree in Maritime Studies and a master's degree in Maritime Economics & Policy from the University of Piraeus, Greece. She completed the Sustainability Leadership and Corporate Responsibility course at the London Business School and has obtained the Certification in Shipping Derivatives from the Athens University of Economics and Business. Ms. Veniou is also a member of WISTA Hellas and ISO 14001 certified by Lloyd's Register.

Maria-Christina Tsemani

has served as the Company's Chief People Officer since July 2022. Ms. Tsemani also serves as HR Manager of Diana Shipping Services S.A., a position she has held since October 2020.

Ms. Tsemani has over 20 years of experience in HR positions with multinational companies and institutional bodies. Before joining Diana Shipping, Ms. Tsemani was People Acquisition and Development Manager of Vodafone Greece. During her career in Vodafone from 2008 to 2020, she held various other positions, including Senior HR Business Partner and Organizational Effectiveness and Reward Manager. From 2004 to 2008, Ms. Tsemani worked as a Senior HR Consultant in PricewaterhouseCoopers (PwC). From 2001 to 2004, she served as Project Manager in the European Commission, based in Luxembourg.

Ms. Tsemani holds a bachelor's degree in Mathematical Sciences and a master's of science degree in Applied Statistics from the University of Oxford, UK.

B. Compensation

Aggregate executive compensation (including amounts paid to Steamship) for 2023 was $6.6 million. Since June 1, 2010, Steamship, a related party, as described in our 20-F Form filed with the SEC on April 5, 2024 in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2023, fees for 2023 amounted to $3.9 million and we also paid commissions for vessel sales and purchases amounting to $0.9 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses with the exception of the chairman of the audit and compensation committee who receive annual compensation of $40,000. Each director serving as member of a committee receives additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses with the exception of the member of the audit committee who receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2023, fees and expenses of our non-executive directors amounted to $0.5 million.

We do not have a retirement plan for our officers or directors.

EQUITY INCENTIVE PLAN

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan for 5,000,000 shares of common stock, amended on May 31, 2018 to increase the shares of common stock to 13,000,000 and further amended on January 8, 2021, referred to as "the Plan", to increase the number of shares of common stock available for the issuance of equity awards by 20 million shares. Currently, 11,144,759 shares remain reserved for issuance under the Plan.

Under the Plan, the Company's employees, officers and directors are entitled to receive options to acquire the Company's common stock. The Plan is administered by the Compensation Committee of the Company's Board of Directors, or such other committee of the Board as may be designated by the Board. Under the terms of the Plan, the Company's Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan was adopted by the Board (i.e., January 8, 2031).

During 2023 and as of the date of this annual report, our board of directors awarded an aggregate amount of 1,750,000 shares and 2,300,000 shares, respectively of restricted common stock, of which 1,487,500 shares and 1,955,000 shares, respectively were awarded to senior management, and 262,500 shares and 345,000 shares, respectively, were awarded to non-employee directors. All restricted shares vest ratably over three years, The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2023, compensation costs relating to the aggregate amount of restricted stock awards amounted to $0.0 million.

C. Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be "independent" under the rules of the NYSE and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements. The members of the Audit Committee are Mr. Kyriacos Riris (chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert).

We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company's incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The

members of the Compensation Committee are Mr. Apostolos Kontoyannis (chairman) and Mr. Konstantinos Psaltis (member).

We have established a Nominating Committee comprised of two members, which, as directed by its written charter, is responsible for identifying, evaluating and making recommendations to the board of directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill board of director vacancies. The members of the Nominating Committee are Mr. Konstantinos Psaltis (chairman) and Mr. Kyriacos Riris (member).

We have established a Sustainability Committee as of February 18, 2021, comprised of Ms. Semiramis Paliou (member) and Mr. Apostolos Kontoyannis (Chairman) which, as directed by its written charter, is responsible for identifying, evaluating and making recommendations to the Board with respect to significant policies and performance on matters relating to sustainability, including environmental risks and opportunities, social responsibility and impact and the health and safety of all of our stakeholders.

We have established an Executive Committee comprised of the four directors, Ms. Semiramis Paliou (Chairperson), Mr. Anastasios Margaronis (member), Mr. Ioannis Zafirakis (member), and Mr. Eleftherios Papatrifon (member). The Executive

Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law. Our executive directors have employment agreements, which, if terminated without cause, entitle them to continue receiving their basic salary through the date of the agreement's expiration.

Clawback Policy

In December 2023, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") in accordance with the applicable rules of NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation, if any, provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

Our Clawback Policy shall be administered by our Compensation Committee who has the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable.



D. Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen and may also employ seamen from Poland, Romania and Ukraine. DSS and DWM are responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. The management companies ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conven-

tions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2023, 2022 and 2021.



112	113	111

Shoreside

906	907	708

Seafaring

1,018	1,020	819

Total

● 2023   ● 2022   ● 2021



E. Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares owned by our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." described in our 20-F Form filed with the SEC on April 5, 2024.

F. Disclosure of Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1457)

To the Stockholders and the Board of Directors of Diana Shipping Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 4, 2024 expressed an unqualified opinion thereon.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTER

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

RECOVERABILITY ASSESSMENT OF VESSELS HELD AND USED

Description of the matter

At December 31, 2023, the carrying value of the Company's vessels plus unamortized deferred costs was $ 915,470 thousands. As discussed in Note 2 (l) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized deferred costs may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment ("ASC 360"). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized deferred costs. Where a vessel's carrying value plus unamortized deferred costs exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus unamortized deferred costs over the fair value of the vessel.

Auditing management's recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the future charter rates for non-contracted revenue days used in forecasting undiscounted net operating cash flows. These rates are subjective as they involve the development and use of assumptions about the dry-bulk shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company's impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company's recoverability assessment of vessels held and used, including the determination of future charter rates for non-contracted revenue days.

We evaluated management's recoverability assessment by comparing the methodology and model used for each vessel against the accounting guidance in ASC 360. To test management's undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the forecasts. We assessed the adequacy of the Company's disclosures in Note 2 (l) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2004.

Athens, Greece
April 4, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 4, 2024 expressed an unqualified opinion thereon.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 4, 2024

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

(Expressed in thousands of U.S. Dollars – except for share and per share data)

Assets	2023	2022
CURRENT ASSETS		
Cash and cash equivalents (Note 2(e))	$101,592	$76,428
Time deposits (Note 2(e))	40,000	46,500
Accounts receivable, trade (Note 2(f))	5,870	6,126
Due from related parties (Note 4)	149	216
Inventories (Note 2(g))	5,056	4,545
Prepaid expenses and other assets	8,696	6,749
Investments in equity securities (Note 5(b))	20,729	-
Fair value of derivatives	129	-
Total Current Assets	**182,221**	**140,564**
FIXED ASSETS		
Advances for vessel acquisitions (Note 6)	-	24,123
Vessels, net (Note 6)	900,192	949,616
Property and equipment, net (Note 7)	24,282	22,963
Total Fixed Assets	**924,474**	**996,702**
OTHER NONCURRENT ASSETS		
Restricted cash, non-current (Note 8)	20,000	21,000
Due from related parties, non-current (Note 4)	319	-
Equity method investments (Note 4)	15,769	506
Investments in related party (Note 5(a))	8,318	7,744
Other non-current assets	31	101
Deferred costs	15,278	16,302
Total Non-current Assets	**984,189**	**1,042,355**
Total Assets	**$1,166,410**	**$1,182,919**

Liabilities and stockholders' equity		
CURRENT LIABILITIES:		
Current portion of long-term debt, net of deferred financing costs (Note 8)	$49,512	$91,495
Current portion of finance liabilities, net of deferred financing costs (Note 9)	9,221	8,802
Accounts payable	9,663	11,242
Due to related parties (Note 3)	759	136
Accrued liabilities	12,416	12,134
Deferred revenue	3,563	7,758
Total Current Assets	**85,134**	**131,567**
NON-CURRENT LIABILITIES		
Long-term debt, net of current portion and deferred financing costs (Note 8)	461,131	431,016
Finance liabilities, net of current portion and deferred financing costs (Note 9)	122,908	132,129
Fair value of derivatives	568	-
Warrant liability (Note 11(g))	6,332	-
Other non-current liabilities	1,316	879
Total Noncurrent Liabilities	**592,255**	**564,024**
Commitments and contingencies (Note 10)	-	-
STOCKHOLDERS' EQUITY		
Preferred stock (Note 11)	26	26
Common stock, $0.01 par value; 1,000,000,000 and 200,000,000 shares authorized and 113,065,725 and 102,653,619 issued and outstanding on December 31, 2023 and 2022, respectively (Note 11)	1,131	1,027
Additional paid in capital	1,101,425	1,061,015
Accumulated other comprehensive income	308	253
Accumulated deficit	(613,869)	(574,993)
Total Stockholders' Equity	**489,021**	**487,328**
Total Liabilities and Stockholders' Equity	**$1,166,410**	**$1,182,919**

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

Revenues	2023	2022	2021
Time charter revenues	$262,098	$289,972	$214,203
OPERATING EXPENSES			
Voyage expenses (Note 12)	13,621	6,942	5,570
Vessel operating expenses	85,486	72,033	74,756
Depreciation and amortization of deferred charges	49,785	43,326	40,492
General and administrative expenses	32,968	29,367	29,192
Management fees to a related party (Note 4(a))	1,313	511	1,432
Gain on sale of vessels (Note 6)	(5,323)	(2,850)	(1,360)
Insurance recoveries	-	(1,789)	-
Other operating (income)/loss	(1,464)	(265)	603
Operating income, total	**$85,712**	**$142,697**	**$63,518**
OTHER INCOME / (EXPENSES):			
Interest expense and finance costs (Note 13)	(49,331)	(27,419)	(20,239)
Interest and other income	8,170	2,737	176
Loss on derivative instruments (Note 8)	(439)	-	-
Loss on extinguishment of debt (Note 8)	(748)	(435)	(980)
Gain on spin-off of OceanPal Inc.	-	-	15,252
Gain on deconsolidation of subsidiary (Note 4(b))	844	-	-
Gain on related party investments (Note 5(a))	1,502	589	-
Unrealized gain on equity securities (Note 5(b))	2,813	-	-
Unrealized gain on warrants (Note 11 (g))	1,583	-	-
Gain/(loss) from equity method investments (Note 4)	(262)	894	(333)
Total other expenses, net	**$(35,868)**	**$(23,634)**	**$(6,124)**
Net income	**$49,844**	**$119,063**	**$57,394**
Dividends on series B preferred shares (Notes 11(b) and 14)	(5,769)	(5,769)	(5,769)
Net income attributable to common stockholders	**$44,075**	**$113,294**	**$51,625**
Earnings per common share, basic (Note 14)	**$0.44**	**$1.42**	**$0.64**
Earnings per common share, diluted (Note 14)	**$0.42**	**$1.36**	**$0.61**
Weighted average number of common shares outstanding, basic (Note 14)	**100,166,629**	**80,061,040**	**81,121,781**
Weighted average number of common shares outstanding, diluted (Note 14)	**101,877,142**	**83,318,901**	**84,856,840**

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	2023	2022	2021
Net income	**$49,844**	**$119,063**	**$57,394**
Other comprehensive income - Defined benefit plan	55	182	2
Comprehensive income	**$49,899**	**$119,245**	**$57,396**

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share data)

	Preferred Stock Series B		Preferred Stock Series C	
	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2020	**2,600,000**	**$26**	**10,675**	**$-**
Net income	-	-	-	-
Issuance of Series D Preferred Stock (Note 11(d))	-	-	-	-
Issuance of restricted stock and compensation cost (Note 11(h))	-	-	-	-
Stock repurchased and retired (Note 11(e))	-	-	-	-
Dividends on series B preferred stock (Note 11(b))	-	-	-	-
Dividends on common stock (Note 11(f))	-	-	-	-
OceanPal Inc. spinoff (Note 11(g))	-	-	-	-
Other comprehensive income	-	-	-	-
BALANCE, December 31, 2021	**2,600,000**	**$26**	**10,675**	**$-**
Net income	-	-	-	-
Issuance of restricted stock and compensation cost (Note 11(h))	-	-	-	-
Stock repurchased and retired (Note 11(e))	-	-	-	-
Issuance of common stock (Note 11(e))	-	-	-	-
Issuance of common stock for vessel acquisitions (Notes 6 and 11(e))	-	-	-	-
Dividends on series B preferred stock (Note 11(b))	-	-	-	-
Dividends on common stock (Note 11(f))	-	-	-	-
Dividends in kind (Note 11(g))	-	-	-	-
Other comprehensive income	-	-	-	-
BALANCE, December 31, 2022	**2,600,000**	**$26**	**10,675**	**$-**
Net income	-	-	-	-
Issuance of restricted stock and compensation cost (Note 11(h))	-	-	-	-
Stock repurchased and retired (Note 11(e))	-	-	-	-
Issuance of common stock (Note 11(e))	-	-	-	-
Issuance of common stock for vessel acquisitions (Notes 6 and 11(e))	-	-	-	-
Dividends on series B preferred stock (Note 11(b))	-	-	-	-
Dividends on common stock (Note 11(f))	-	-	-	-
Dividends in kind (Note 11(g))	-	-	-	-
Other comprehensive income	-	-	-	-
BALANCE, December 31, 2023	**2,600,000**	**$26**	**10,675**	**$-**

The accompanying notes are an integral part of these consolidated financial statements.

Preferred Stock Series D		Common Stock		Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Equity
# of Shares	Par Value	# of Shares	Par Value				
-	**$-**	**89,275,002**	**$893**	**1,020,164**	**$69**	**$(592,582)**	**$428,570**
-	-	-	-	-	-	57,394	57,394
400	-	-	-	254	-	-	254
-	-	8,260,000	83	7,359	-	-	7,442
-	-	(12,862,744)	(129)	(45,240)	-	-	(45,369)
-	-	-	-	-	-	(5,769)	(5,769)
-	-	-	-	-	-	(8,820)	(8,820)
-	-	-	-	-	-	(40,509)	(40,509)
-	-	-	-	-	2	-	2
400	**$-**	**84,672,258**	**$847**	**982,537**	**$71**	**$(590,286)**	**$393,195**
-	-	-	-	-	-	119,063	119,063
-	-	1,470,000	15	9,267	-	-	9,282
-	-	(820,000)	(8)	(3,791)	-	-	(3,799)
-	-	877,581	9	5,313	-	-	5,322
-	-	16,453,780	164	67,689	-	-	67,853
-	-	-	-	-	-	(5,769)	(5,769)
-	-	-	-	-	-	(79,812)	(79,812)
-	-	-	-	-	-	(18,189)	(18,189)
-	-	-	-	-	182	-	182
400	**$-**	**102,653,619**	**$1,027**	**1,061,015**	**$253**	**$(574,993)**	**$487,328**
-	-	-	-	-	-	49,844	49,844
-	-	1,750,000	18	(17)	-	-	1
-	-	6,628,493	66	(66)	-	-	-
-	-	2,033,613	20	(20)	-	-	-
-	-	-	-	-	-	(5,769)	(5,769)
-	-	-	-	-	-	(64,276)	(64,276)
-	-	-	-	-	-	(7,914)	(7,914)
-	-	-	-	-	-	(10,761)	(10,761)
-	-	-	-	-	55	-	55
400	**$-**	**113,065,725**	**$1,131**	**1,060,912**	**$308**	**$(613,869)**	**$448,508**

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

Cash Flows from Operating Activities	2023	2022	2021
Net income	$49,844	$119,063	$57,394
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES			
Depreciation and amortization of deferred charges	49,785	43,326	40,492
Amortization of debt issuance costs (Note 13)	2,620	2,286	1,865
Compensation cost on restricted stock (Note 11(h))	1	9,282	7,442
Provision for credit loss	-	133	300
Dividend income (Note 5(a))	(3)	(100)	(69)
Pension and other postretirement benefits	55	182	2
Loss on derivative instruments (Note 8)	439	-	-
Gain on sale of vessels (Notes 6)	(5,323)	(2,850)	(1,360)
Gain on related parties investments (Note 5(a))	(1,502)	(589)	-
Loss on extinguishment of debt (Note 8)	748	435	980
Gain on OceanPal spinoff	-	-	(15,252)
Gain on deconsolidation of subsidiary (Note 4 (b))	(844)	-	-
Gain / (Loss) from equity method investments (Note 4)	262	(894)	333
Unrealized gain on equity securities (Note 5(b))	(2,813)	-	-
Unrealized gain on warrants (Note 11(g))	(1,583)	-	-
(INCREASE) / DECREASE			
Accounts receivable, trade	256	(3,427)	1,568
Due from related parties	(252)	736	(56)
Inventories	(511)	1,768	(1,581)
Prepaid expenses and other assets	(1,950)	(1,265)	1,759
Other non-current assets	70	(16)	(1,177)
Investments in equity securities	(17,916)	-	-
(INCREASE) / DECREASE			
Accounts payable, trade and other	(1,761)	1,465	1,219
Due to related parties	(57)	(72)	154
Accrued liabilities	282	3,956	(2,610)
Deferred revenue	(4,195)	2,026	2,890
Other non-current liabilities	437	(218)	(57)
Drydock cost	(5,646)	(16,368)	(4,531)
Net Cash Provided by Operating Activities	**$60,443**	**$158,859**	**$89,705**

Cash Flows from Investing Activities			
Payments to acquire vessels and vessel improvements (Notes 6 and 4(b))	(29,732)	(230,302)	(17,393)
Proceeds from sale of vessels, net of expenses (Note 6)	36,560	4,372	33,731
Payments to acquire investments (Note 4)	(10,595)	-	-
Time deposits	6,500	(46,500)	-
Payments to joint ventures	-	-	(375)
Payments to acquire other assets (Note 4(b))	(216)	-	-
Cash divested from deconsolidation (Note 4(b))	(771)	-	(1,000)
Proceeds from convertible loan with limited partnership (Note 4(b))	25,189	-	-
Payments to acquire property, furniture and fixtures (Note 7)	(2,006)	(667)	(1,600)
Net Cash Provided By/(Used in) Investing Activities	**$24,929**	**$(273,097)**	**$13,363**

Cash Flows from Financing Activities	2023	2022	2021
Proceeds from issuance of long-term debt and finance liabilities (Notes 8 and 9)	57,696	275,133	101,279
Proceeds from issuance of common stock (Note 11(e))	-	5,266	-
Payments for issuance of common stock (Note 11(e))	(79)	-	-
Proceeds from issuance of preferred stock, net of expenses	-	-	254
Payments of dividends, preferred stock (Note 11(b))	(5,769)	(5,769)	(5,769)
Payments of dividends, common stock (Note 11(f))	(64,273)	(79,812)	(8,820)
Payments for repurchase of common stock	-	(3,799)	(45,369)
Payments of financing costs (Notes 8 and 9)	(1,724)	(3,302)	(7,594)
Repayments of long-term debt and finance liabilities (Notes 8 and 9)	(79,842)	(102,839)	(93,170)
Net Cash Provided by/(Used In) Financing Activities	**$(93,991)**	**$84,878**	**$(59,189)**
Cash, Cash Equivalents and Restricted Cash, Period Increase/(Decrease)	**(8,619)**	**(29,360)**	**43,879**
Cash, Cash Equivalents and Restricted Cash, Beginning Balance	**97,428**	**126,788**	**82,909**
Cash, Cash Equivalents and Restricted Cash, Ending Balance	**$88,809**	**$97,428**	**$126,788**

Reconciliation of cash, cash equivalents and restricted cash			
Cash and cash equivalents	$101,592	$76,428	$110,288
Restricted cash, non-current	20,000	21,000	16,500
Cash, Cash Equivalents and Restricted Cash, Ending Balance	**$121,592**	**$97,428**	**$126,788**

Supplemental cash flow information			
Non-cash acquisition of assets (Note 6)	$7,809	$136,038	-
Non-cash debt assumed	-	20,571	-
Non-cash Finance Liability	-	47,782	-
Stock issued in noncash financing activities (Note 6)	7,809	67,909	-
Non-cash investments acquired (Notes 6 and 5(a))	10,000	-	-
Noncash dividend (Note 11(f) and 11(g))	41,521	-	-
Transfer to Investments	-	1,370	441
Interest paid	$46,473	$21,306	19,608

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION AND GENERAL INFORMATION

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI, and its wholly owned subsidiaries (collectively, the "Company"). DSI was formed on March 8, 1999, as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and bareboat charter in of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or "DSS"), a wholly owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 4(a)). The fees paid to DSS are eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation:

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Shipping Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification ("ASC") 810 "Consolidation", the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity's equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity's at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity's performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE.

b) Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Other Comprehensive Income / (Loss):

The Company separately presents certain transactions, which are recorded directly as components of stockholders' equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

d) Foreign Currency Translation:

The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in other operating (income)/loss in the accompanying consolidated statements of operations.

e) Cash, Cash Equivalents and Time Deposits:

The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Time deposits with maturity above three months are removed from cash and cash equivalents and are separately presented as time deposits. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company's loan facilities (Note 8). As of December 31, 2023 and 2022, accrued interest income amounted to $1,206 and $578, respectively and is included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

f) Accounts Receivable, Trade:

The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of provisions for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2023 and 2022 there was no provision for doubtful accounts. The Company does not recognize interest income on trade receivables as all balances are settled within a year.

g) Inventories:

Inventories consist of lubricants and victualling which are stated, on a consistent basis, at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Amounts removed from inventory are also determined by the first in first out method. Inventories may also consist of bunkers, when on the balance sheet date, a vessel is without employment. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

h) Vessel Cost:

Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

i) Vessels held for sale:

The Company classifies assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The fair value less cost to sell of an asset held for sale is assessed at each reporting period it remains classified as held for sale. When the plan to sell an asset changes, the asset is reclassified as held and used, measured at the lower of its carrying amount before it was recorded as held for sale, adjusted for depreciation, and the asset's fair value at the date of the decision not to sell.

j) Sale and leaseback:

In accordance with ASC 842-40 in a sale-leaseback transaction where the sale of an asset and leaseback of the same asset by the seller is involved, the Company, as seller-lessee, should firstly determine whether the transfer of an asset shall be accounted for as a sale under ASC 606. For a sale to have occurred, the control of the asset would need to be transferred to the buyer and the buyer would need to obtain substantially all the benefits from the use of the asset. As per the aforementioned guidance, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, or other situations where the leaseback would be classified as a finance lease, are determined to be failed sales under ASC 842-40. Consequently, the Company does not derecognize the asset from its balance sheet and accounts for any amounts received under the sale and leaseback agreement as a financing arrangement.

k) Property and equipment:

The Company owns the land and building where its offices are located. The Company also owns part of a plot acquired for office use (Note 7). Land is stated at cost and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Furniture, office equipment and vehicles have a useful life of 5 years, except for a car owned by the Company, which has a useful life of 10 years. Computer software and hardware have a useful life of three years. Depreciation is calculated on a straight-line basis.

l) Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, the Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels' performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10-year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle, where applicable. When the 10-year average of historical 1 year time charter rates is not available for a type of vessels, the Company uses the average of historical 1 year time charter rates of the availa-



ble period. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels' maintenance; vessel operating expenses; fleet utilization, and the vessels' residual value if sold for scrap. Assumptions are in line with the Company's historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels' net book value plus unamortized deferred costs. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss.

The Company's impairment assessment did not result in the recognition of impairment on any vessel and therefore no impairment loss was identified or recorded in 2023, 2022 and 2021.

For property and equipment, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2023, 2022 and 2021 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

m) Vessel Depreciation:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Effective July 1, 2023, the Company changed its estimated scrap rate of its vessels from $250 per lightweight ton to $400 per lightweight ton, calculated based on the average demolition prices in different markets, during the last 15 years. For the period from July 1, 2023 to December 31, 2023, this increase in vessels' salvage values resulted in decreased depreciation expense, increased operating income and increased net income by $3,773 and increased earnings per share, basic and diluted, by $0.04.

n) Deferred Costs:

The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Unamortized deferred costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale (Note 6) or impairment.



o) Financing Costs:

Fees paid for obtaining finance liabilities, fees paid to lenders for obtaining new loans, new bonds, or refinancing existing ones accounted as loan modification, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are deferred. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized using the straight-line method according to their availability terms. Unamortized fees relating to loans or bonds repaid or repurchased or refinanced as debt extinguishment are written off in the period the repayment, prepayment, repurchase or extinguishment is made and included in the determination of gain/ loss on debt extinguishment. Loan commitment fees are expensed in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case, they are capitalized to the vessels' cost.

p) Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

q) Accounting for Revenues and Expenses

Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement, unless they are for the account of the owner, in which case, they are included in voyage expenses. Voyage expenses also include commissions on time charter revenue (paid to the charterers, the brokers and the managers) and gain or loss from bunkers resulting mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel's previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer (Note 12). Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component, as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. In time charter agreements apart from the agreed hire rate, the Company may be entitled to an additional income, such as ballast bonus. Ballast bonus is paid by charterers for repositioning the vessel. The Company analyzes terms of each contract to assess whether income from ballast bonus is accounted together with the lease component over the duration of the charter or as service component under ASC 606. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

r) Repairs and Maintenance:

All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

s) Earnings / (loss) per Common Share:

Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Shares issuable at little or no cash consideration upon satisfaction of certain conditions, are considered outstanding and included in the computation of basic earnings/(loss) per share as of the date that all necessary conditions have been satisfied. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

t) Segmental Reporting:

The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessels (i.e. Panamax, Capesize etc.) for the purpose of making decisions about allocating resources and assessing performance.

u) Fair Value Measurements:

The Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

v) Share Based Payments:

The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service unless the board of directors determines otherwise. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

w) Equity method investments:

Investments in common stock in entities over which the Company exercises significant influence but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost (or fair value if a consequence of deconsolidation) and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment and are recorded as receivable on dividend declaration. When the carrying value of an equity method investment is reduced to zero because of losses, the Company does not provide for additional losses unless it is committed to provide further financial support to the investee. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. For equity method investments that the Company has elected to account for using the fair value option, all subsequent changes in fair value are included in gain/loss on related party investments.

x) Going concern:

Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

y) Shares repurchased and retired:

The Company's shares repurchased for retirement, are immediately cancelled and the Company's share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

z) Financial Instruments, credit losses:

At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses, the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. As of December 31, 2021, the Company assessed the financial condition of DWM, changed its estimate on the recoverability of its receivable due from

DWM relating to the fine paid by the Company on behalf of DWM (Notes 4(a)) and determined that part of the amount may not be recoverable. As a result, the Company recorded as of December 31, 2021, an allowance for credit losses amounting to $300, based on probability of default as there was no previous loss record. The allowance for credit losses was included in other operating (income)/loss in the 2021 accompanying consolidated statements of income. The allowance was reversed in 2022 as the full amount was recovered and its reversal is included in other operating (income)/loss" in the 2022 accompanying consolidated statements of operations. No credit losses were identified and recorded in 2023 and 2022.

aa) Financial Instruments, Investments-Equity Securities, Recognition and Measurement:

The Company initially recognizes equity securities at the transaction price. Equity Investments with readily determinable fair values are subsequently measured at fair value through net income. Unrealized holding gains and losses for these securities are recorded in earnings. According to ASC 321-10-35-2, the Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. If the Company identifies observable price changes in orderly

transactions for the identical or a similar investment of the same issuer, it shall measure equity securities at fair value as of the date that the observable transaction occurred. The Company shall continue to apply this measurement until the investment does not qualify to be measured in accordance with this paragraph. At each reporting period, the Company reassesses whether an equity investment without a readily determinable fair value qualifies to be measured in accordance with this paragraph. The Company may subsequently elect to measure equity securities at fair value and the election to measure securities at fair value shall be irrevocable. Any resulting gains or losses on the securities for which that election is made shall be recorded in earnings at the time of the election. At each reporting period, the Company also evaluates indicators such as the investee's performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

ab) Non-monetary transactions and spinoffs:

Non-monetary transactions are recorded based on the fair values of the assets (or services) involved unless the fair value of neither the asset received, nor the asset relinquished is determinable within reasonable limits. Also, under ASC 845-10-30-10 Nonmonetary Transactions, Overall, Initial Measurement,

Nonreciprocal Transfers with Owners and ASC 505-60 Spinoffs and Reverse Spinoffs, if the pro-rata spinoff of a consolidated subsidiary or equity method investee does not meet the definition of a business under ASC 805, the nonreciprocal transfer of non-monetary assets is accounted for at fair value, if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution, and the spinor recognizes a gain or loss for the difference between the fair value and book value of the spinee. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with ASC 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets distributed in a spinoff are concentrated in a single identifiable asset or group of similar identifiable assets, then the spinoff of a consolidated subsidiary does not meet the definition of a business. Other nonreciprocal transfers of nonmonetary assets to owners are accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

ac) Contracts in entity's equity:

Under ASC 815-40 contracts that require settlement in shares are considered equity instruments, unless an event that is not in the entity's control would require net cash settlement. Additionally, the entity should have sufficient authorized and unissued shares, the contract contains an explicit share limit, there is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC) and there are no cash settled top-off or make-whole provisions. The Company follows the provision of ASC 480 "Distinguishing Liabilities from Equity" and ASC 815 "Derivatives and Hedging" to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants and the pre-funded warrants, takes into consideration ASC 480 to determine whether the warrants and the pre-funded warrants should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants and the pre-funded warrants and examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed.

ad) Guarantees:

Guarantees issued by the Company, excluding those that guarantee its own performance, are recognized at fair value at the time the guarantees are issued, or upon deconsolidation of a subsidiary. A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. If it becomes probable that the Company will have to perform under a guarantee (Note 10(c)), the Company will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

3. TRANSACTIONS WITH RELATED PARTIES

a) Altair Travel Agency S.A. ("Altair"):

The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's Chairman of the Board Mr. Palios and the Company's CEO Mrs. Semiramis Paliou. Travel expenses for 2023, 2022 and 2021 amounted to $2,525, $2,644 and $2,210, respectively, and are mainly included in vessel operating expenses and general and administrative expenses in the accompanying consolidated financial statements. As of December 31, 2023 and 2022, an amount of $62 and $136, respectively, was payable to Altair and is included in "Due to related parties" in the accompanying consolidated balance sheets.

b) Steamship Shipbroking Enterprises Inc. or Steamship:

Steamship is a company controlled by the Company's CEO Mrs. Semiramis Paliou and provides brokerage services to DSI for a fixed monthly fee plus commission on the sale of vessels, pursuant to a Brokerage Services Agreement. For 2023, 2022 and 2021 brokerage fees amounted to $3,900, $3,309 and $3,309, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income. For 2023, 2022, and 2021, commissions to Steamship amounted to $906, $1,219 and $712, respectively and are included in gain on the sale of vessels, vessel cost and equity method investments. As of December 31, 2023 and 2022, an amount of $697 and $0, respectively, was due to Steamship.

4. EQUITY METHOD INVESTMENTS

a) Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding AS, an unaffiliated third party, each holding 50% of DWM. As of December 31, 2023 and 2022, the investment in DWM amounted to $734 and $506 and is included in equity method investments in the accompanying consolidated balance sheets. In 2023 and 2022, the investment in DWM resulted in a gain of $228, and $894, respectively, and in 2021, resulted in a loss of $333, included in loss from equity method investments in the accompanying consolidated statements of income.

From October 8, 2019 until May 24, 2021, DSS outsourced the management of certain vessels to DWM for which DSS was paying a fixed monthly fee per vessel and a percentage of those vessels' gross revenues. On May 24, 2021, the management of the same vessels was transferred to DWM directly, whereas the vessel owning companies of these vessels entered into new management agreements with DWM under which they pay a fixed monthly fee and a percentage of their gross revenues. Management fees to DWM in 2023, 2022 and 2021 amounted to $1,313, $511 and $1,432, respectively, and are separately presented as management fees to related party in the accompanying consolidated statements of income. Additionally, in 2023 and 2022, the Company paid to DWM management fees amounting to $19 and $272, respectively, included in advances for vessel acquisitions and vessels, net, relating to the management of four Ultramax vessels the Company assigned to DWM with new management agreements and incurred during the predelivery period of the vessels. Commissions for 2023, 2022 and 2021 amounted to $390, $162 and $200, respectively, and are included in voyage expenses (Note 12). As of December 31, 2023 and 2022, there was an amount of $25 and $216 due from DWM, included in due from related parties in the accompanying consolidated balance sheets.

b) Bergen Ultra LP, or Bergen

Bergen is a limited partnership which was established for the purpose of acquiring, owning, chartering and/or operating a vessel. Bergen was a wholly owned subsidiary of Diana, which on February 14, 2023, signed a Memorandum of Agreement to acquire for $27,900, from an unrelated third-party an Ultramax dry bulk vessel, delivered on April 10, 2023. On March 30, 2023, Bergen entered into a loan agreement with Nordea for a $15,400 loan to finance part of the purchase price of the vessel. On the same date, the Company entered into a corporate guarantee with Nordea to secure Bergen's obligations under the loan. On April 28, 2023, the Company entered into (i) an investment agreement with an unrelated third party to acquire 75% of the limited partnership interests, for $11,025; (ii) an amended limited partnership agreement under which the Company acts as the General Partner of the partnership through its wholly owned subsidiary Diana General Partner Inc.; (iii) an administrative service agreement under which DSS provides administrative services to Bergen for an annual fee of $15; (iv) a commission agreement under which the Company is paid a commission of 0.8% per annum, on the outstanding balance of the loan, as compensation for the guarantee it provided to Nordea and (v) a convertible loan agreement for $27,900 plus other expenses, with Bergen under which Bergen would have to repay all expenditures made by the Company for the acquisition of the vessel. Pursuant to the terms of the convertible loan, on April 28, 2023, the Company received from Bergen $25,189 in cash while an amount of $3,675 was converted into partnership interests in Bergen, representing 25% of the total partnership interests.

Upon the provisions of the amended partnership agreement, the general partner irrevocably delegated the authority to Bergen's board of directors to have the power to oversee and direct the operations, management and policies of Bergen. The Company evaluated its variable interests in Bergen under ASC 810 and concluded that Bergen is a VIE and that the Company does not individually have the power to direct the activities of the VIE that most significantly affect the partnership's performance. From April 28, 2023 the Company no longer retains the power to control the board of directors. As of the same date, Bergen has been considered as an affiliate entity and not as a controlled subsidiary of the Company. The Company accounted for the deconsolidation of Bergen in accordance with ASC 610 and the retained noncontrolling interest of 25% was accounted for under the equity method due to the Company's significant influence over Bergen.

On the date of deconsolidation, the Company measured the fair value of the retained noncontrolling interest at $4,519 through Level 2 inputs of the fair value hierarchy. The Company in order to calculate the fair value of its 25% interest in accordance with ASC 610, took into consideration the fair value of the distinct assets and liabilities of Bergen on the date of the deconsolidation. This resulted in gain on deconsolidation amounting to $844, separately presented in the accompanying 2023 consolidated statement of income, being the difference between the fair value of the retained noncontrolling interest plus the carrying value the liabilities assumed by Bergen and the carrying value of the assets derecognized.

For 2023, the investment in Bergen resulted in gain of $181 and is included in loss from equity method investments in the 2023 accompanying consolidated statement of income. As of December 31, 2023, the investment in Bergen amounted to $4,700 and is included in equity method investments in the accompanying 2023 consolidated balance sheet. Also, for 2023, income from management fees from Bergen amounted to $10, included in time charter revenues and income from the commission paid on the loan guarantee amounted to $28, included in interest and other income in the 2023 accompanying consolidated statement of income. As of December 31, 2023, there was an amount of $443 due from Bergen included in due from related parties, current and non-current.

c) Windward Offshore GmbH, or Windward

On November 7, 2023, the Company through its wholly owned subsidiary Diana Energize Inc., or Diana Energize, entered into a joint venture agreement, with two unrelated companies to form Windward Offshore GmbH & Co. KG or Windward, based in Germany, for the purpose of establishing and operating an offshore wind vessel company with the aim of becoming a leading provider of service vessels to the growing offshore wind industry and acquire certain vessels. Diana Energize agreed to contribute 25,000,000 Euro, being 45.45% of the limited partnership's capital and as of December 31, 2023, the investment amounted to $10,063 mainly consisting of advances to fund the construction of two vessels and working capital. For 2023, the investment in Windward resulted in a loss of $671 and is included in loss from equity method investments in the 2023 accompanying consolidated statement of income.

c) Cohen Global Maritime Inc., or Cohen

On September 12, 2023, the Company through its wholly owned subsidiary Cebu Shipping Company Inc., or Cebu, acquired 24% of Cohen, a company organized in the Republic of the Philippines for the purpose of engaging in the manning agency business. As of December 31, 2023, the Company's investment in Cohen amounted to $272, consisting of advances paid to acquire the license required to engage in the manning agency business.

5. INVESTMENTS IN RELATED PARTIES AND OTHER

a) OceanPal Inc., or OceanPal:

As of December 31, 2023 and 2022, the Company was the holder of 500,000 Series B Preferred Shares and 207 and 10,000, respectively, of Series C Convertible Preferred Shares of OceanPal.

Series B preferred shares entitle the holder to 2,000 votes on all matters submitted to vote of the stockholders of the Company, provided however, that the total number of votes shall not exceed 34% of the total number of votes, provided further, that the total number of votes entitled to vote, including common stock or any other voting security, would not exceed 49% of the total number of votes. Series B Preferred Shares have no dividend or distribution rights.

Series C preferred shares do not have voting rights unless related to amendments of the Articles of Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock. Series C preferred shares have a liquidation preference equal to the stated value of $1,000 and are convertible into common stock at the Company's option commencing upon the first anniversary of the issue date, at a conversion price equal to the lesser of $6.5 and the 10-trading day trailing VWAP of OceanPal's common shares, subject to adjustments. Dividends on each share of Series C Preferred Shares are cumulative and accrue at the rate of 8% per annum. Dividends are payable in cash or, at OceanPal's election, in kind.

On October 17, 2023, the Company converted 9,793 of the 10,000 Series C Preferred shares of OceanPal to 3,649,474 common shares, having a fair value of $9,160 determined through Level 1 inputs of the fair value hierarchy, based on the closing price of OceanPal's common shares on the date of conversion. Upon conversion the Company realized a gain of $1,742, being the difference between the book value of the 9,793 Series C Preferred shares and the fair value of the common shares acquired and is included in gain on related party investments, separately presented in the accompanying consolidated statements of income. Following the conversion, the Company is the beneficial owner of 49% of the outstanding common stock of OceanPal and since the shares are listed at NASDAQ, the Company elected to account for its common stock ownership in OceanPal at fair value.

As of December 31, 2023, the Company's investment in the common stock of OceanPal amounted to $8,138, being the fair value of OceanPal's common shares on that date, determined through Level 1 inputs of the fair value hierarchy, and the Company recorded an unrealized loss on investment of $1,022, included in gain on related party investments, separately presented in the accompanying consolidated statements of income.

As the Company applied the fair value option to its investment in the common shares of OceanPal that would otherwise be accounted for under the equity method of accounting, it also applied fair value to all of its financial interests in OceanPal, being the Series B preferred shares and Series C preferred shares which until then, the Company applied the guidance for equity securities without readily determinable fair values. As of December 31, 2023 and 2022, the Company's investment in Series B preferred shares and Series C preferred shares, amounted to $180 and $7,744, respectively, including $3 and $169, respectively, dividends receivable on the Series C preferred shares, and are separately presented in investments in related parties in the accompanying consolidated balance sheets. As of December 31, 2023, the Company recorded a gain of $21, presented in gain on related party Investments, being the difference between the book value of the investments and the fair value determined through Level 3 inputs of the fair value hierarchy, by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument.

On September 20, 2022, the Company acquired 25,000 OceanPal Cumulative Convertible Series D Preferred Shares, par value $0.01 per share, as part of the consideration provided to the Company for the sale of Baltimore to OceanPal, pursuant to a Memorandum of Agreement

dated June 13, 2022 (Note 6). Similarly, on February 8, 2023, the Company acquired 13,157 shares of OceanPal Series D Cumulative Convertible Preferred Shares, as part of the consideration provided to the Company for sale of Melia to OceanPal, pursuant to a Memorandum of Agreement dated February 1, 2023 (Note 6).

Series D preferred shares were convertible into common stock at the holder's option, at a conversion price equal to the 10-trading day trailing VWAP of OceanPal's common shares, provided however that the holder would not beneficially own greater than 49% of OceanPal's outstanding shares of common stock. Series D preferred shares have no voting rights; dividends were cumulative, accruing at the rate of 7% per annum, payable in cash or, at OceanPal's election, in PIK shares (Series D Preferred shares issued to the holder in lieu of cash dividends); and they had a liquidation preference equal $1,000 per share.

On the date of issuance, the Company measured its investments on Series D preferred shares at their fair value and elected to subsequently measure such investments in accordance with paragraph ASC 321-10-35-2 (Note 2(aa)). The fair value of Series D Preferred Shares was determined by taking into consideration a third-party valuation which was based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

On December 15, 2022, the Company distributed the 25,000 Series D Preferred Shares as non-cash dividend to its shareholders of record on November 28, 2022. The shareholders had the option to receive Series D Preferred Shares or common shares of OceanPal at the conversion rate determined before distribution according to the terms of the designation statement. The Company accounted for the transaction as a non-reciprocal transfer with its owners in accordance with ASC 845 and measured their fair value on the date of declaration at $18,189. The fair value of the Series D Preferred Shares was determined by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument. This resulted in gain of $589, being the difference between the fair value and the carrying value of the investment and is separately presented as Gain on related party investments in the accompanying consolidated statements of income.

On June 9, 2023, the Company distributed the 13,157 Series D Preferred Shares as a non-cash dividend to its shareholders of record on April 24, 2023. The Company accounted for the transaction as a nonreciprocal transfer with its owners in accordance with ASC 845 and measured the fair value of the preferred shares on the date of declaration at $10,761. The fair value of the Series D Preferred Shares was determined by using the income approach,

taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument. This resulted in gain of $761, being the difference between the fair value and the carrying value of the investment and is separately presented as gain on related party investment in the 2023 accompanying consolidated statement of income.

For 2023, 2022 and 2021, dividend income from the Series C and Series D OceanPal preferred shares amounted to $801, $917 and $69, respectively, included in interest and other income in the accompanying consolidated statements of income.

a) Investment in equity securities:

During 2023, the Company acquired equity securities of an entity listed in the NYSE which as of December 31, 2023 had a fair value of $20,729. The equity securities were initially recorded at cost amounting to $17,916 and measured subsequently at fair value, since their fair values were readily determinable, determined through Level 1 of the fair value hierarchy. The securities are considered marketable securities that are available to be converted into cash to fund current operations and classified in current assets in the accompanying 2023 consolidated balance sheet. Unrealized gain on the investment amounted to $2,813 and is separately presented in unrealized gain on equity securities in the accompanying consolidated statements of income.

6. ADVANCES FOR VESSEL ACQUISITIONS AND VESSELS, NET

Vessel Acquisitions

On July 15, 2021 the Company agreed to acquire from an unaffiliated third party, the 2011 built Kamsarmax dry bulk vessel Leonidas P.C., for a purchase price of $22,000, delivered on February 16, 2022. The Company incurred $927 of additional predelivery expenses.

On December 3, 2021, the Company agreed to acquire from an unaffiliated third party, the Capesize dry bulk vessel Florida, for a purchase price of $59,275, delivered on March 29, 2022. The Company incurred $1,504 of additional predelivery expenses.

On August 10, 2022, the Company entered into a master agreement with Sea Trade Holdings Inc. (or “Sea Trade”), an unaffiliated third party, to acquire nine Ultramax vessels for an aggregate purchase price of $330,000, of which $220,000 would be paid in cash and $110,000 through an aggregate of 18,487,393 newly issued common shares of the Company, issuable on the delivery of each vessel. In the fourth quarter of 2022, the Company took delivery of eight vessels for $195,810 in cash and 16,453,780 newly issued common shares having a fair value of $-1 (Notes 11 and 16). The Company also incurred $4,364 of additional predelivery expenses.

On January 30, 2023, the Company took delivery of the ninth vessel for $23,955 in cash and 2,033,613 newly issued common shares, having a fair value of $79. Part of the purchase price of the vessel and additional predelivery expenses were already paid in 2022 and presented as of December 31, 2022 in advances for vessel acquisitions in the accompanying consolidated balance sheet. The Company incurred $555 of additional predelivery expenses.

The value of the shares issued in 2022 and in 2023, was determined through Level 1 inputs of the fair value hierarchy based on the closing price of the Company’s common stock on the date of issuance which was the date of delivery of each vessel.

On February 14, 2023, the Company signed a Memorandum of Agreement to acquire from an unaffiliated third-party an Ultramax dry bulk vessel for a purchase price of $27,900. On April 28, 2023, the vessel’s ship owning company was deconsolidated from the Company’s financial statements due to the Company’s loss of control described in note 4(b) and the net book value of the vessel amounting to $27,908 is included in both vessel acquisitions and vessel disposals.

Vessel Disposals

On June 13, 2022, the Company sold to OceanPal, the vessel Baltimore, for a sale price of $22,000 of which $4,400 in cash and $17,600 in 25,000 newly issued OceanPal Series D Preferred Shares (Note 5(a)). On the date of the agreement, the vessel was classified as held for sale according to the provisions of ASC 360, as all criteria required for this classification were met, at carrying value of $16,722 and unamortized deferred costs of $41, measured at the lower of carrying value and fair value (sale price) less costs to sell. The vessel was delivered to OceanPal on September 20, 2022 and the sale resulted in gain amounting to $2,850, included in gain on sale of vessels in the accompanying consolidated statements of income.

On January 23, 2023, the Company sold to an unrelated third party the vessel Aliki for a sale price of $15,080 and on February 1, 2023, the Company, sold to OceanPal the vessel Melia for a sale price of $14,000, of which $4,000 in cash and $10,000 in 13,157 newly issued OceanPal Series D Preferred Shares (Note 5(a)). On the date of the agreements, the vessels, having an aggregate carrying value of $23,198 and unamortized deferred costs of $405 were classified as held for sale, measured at carrying value which was the lower of their carrying value and fair value (sale price) less costs to sell. Both vessels were delivered to their new owners on February 8, 2023. The sale of the vessels resulted in gain amounting to $4,995, included in gain on sale of vessels in the accompanying consolidated statements of income.

On October 5, 2023, the Company sold to an unrelated third party the vessel Boston for a sale price of $17,998. The vessel was delivered to the buyer on December 6, 2023 and the sale of the vessel resulted in gain of $328, included in gain on sale of vessels in the accompanying consolidated statements of income.

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	**$810,429**	**$(166,979)**	**$643,450**
Additions for vessel acquisitions and improvements	358,504	-	358,504
Additions for improvements reclassified from other non-current assets	1,370	-	1,370
Vessel disposals	(29,175)	12,453	(16,722)
Depreciation for the year	-	(36,986)	(36,986)
Balance, December 31, 2022	**$1,141,128**	**$(191,512)**	**$949,616**
Additions for vessel acquisitions and improvements	61,682	-	61,682
Vessel disposals	(60,655)	21,688	(38,967)
Vessel disposal due to deconsolidation of subsidiary (Note 4(b))	(27,908)	-	(27,908)
Depreciation for the year	-	(44,231)	(44,231)
BALANCE, December 31, 2023	**$1,114,247**	**$(214,055)**	**$900,192**

Additions for vessel improvements mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. As of December 31, 2022, an amount of $1,370 was reclassified to Vessels, net from other non-current assets and related to ballast water treatment equipment paid in a previous period but delivered on the vessels during the year ended December 31, 2022.



7. PROPERTY AND EQUIPMENT, NET

The Company owns the land and building of its principal corporate offices in Athens, Greece and a plot of a land of which on July 6, 2023, DSS purchased 1/3 from Alpha Sigma Shipping Corp, a related party company, for the purchase price of $1,208 and became its sole owner. Other assets consist of office furniture and equipment, computer software and hardware and vehicles. The amount reflected in "Property and equipment, net" is analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	**$28,269**	**$(5,427)**	**$22,842**
Additions in property and equipment	667	-	667
Depreciation for the year	-	(546)	(546)
Balance, December 31, 2022	**$28,936**	**$(5,973)**	**$22,963**
Additions in property and equipment	2,006	-	2,006
Depreciation for the year	-	(687)	(687)
BALANCE, December 31, 2023	**$30,942**	**$(6,660)**	**$24,282**

8. LONG-TERM DEBT

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2023	2022
Senior unsecured bond	119,100	125,000
Secured long-term debt	397,857	405,120
Total long-term debt	**$516,957**	**$530,120**
Less: Deferred financing costs	(6,314)	(7,609)
Long-term debt, net of deferred financing costs	**$510,643**	**$522,511**
Less: Current long-term debt, net of deferred financing costs, current	(49,512)	(91,495)
Long-term debt, excluding current maturities	**$461,131**	**$431,016**

Senior Unsecured Bond:

On June 22, 2021, the Company issued a $125,000 senior unsecured bond maturing in June 2026. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with executive officers and directors of the Company purchased an aggregate of $21,000 principal amount of the bond. The bond bears interest at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The bond is callable in whole or in part in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of nominal value and after December 2025 at a price equal to 100% of nominal value. On June 29, 2023, the Company repurchased $5,900 nominal value of the bond for $5,851. In this respect, the Company recognized an amount of $159 as loss on debt extinguishment, representing the difference between the reacquisition price of $5,851 and the net carrying amount of the debt being extinguished of $5,900 less deferred financing fees of $208. The bond includes financial and other covenants and is trading at Oslo Stock Exchange under the ticker symbol "DIASH02".

Secured Term Loans:

Under the secured term loans outstanding as of December 31, 2023, 33 vessels of the Company's fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $699,014. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

As of December 31, 2023 and 2022, minimum cash deposits required to be maintained at all times under the Company's loan facilities, amounted to $20,000 and $21,000, respectively and are included in restricted cash, non-current in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default. In 2023 and 2022, the weighted average interest rate of the secured term loans was 7.3% and 3.8%, respectively.

As of December 31, 2023 and 2022, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

BNP Paribas ("BNP"):

On December 19, 2014, the Company drew down $53,500 under a secured loan agreement, to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios maturing on November 30, 2021. The agreement was refinanced on June 29, 2020, to extend the maturity to May 19, 2024. The loan was repayable in equal semi-annual instalments of approximately $1,574 and a balloon of $23,596 payable together with the last instalment. The refinanced loan bore interest at LIBOR plus a margin of 2.5%.

On July 16, 2018, the Company drew down $75,000 under a secured loan agreement with BNP. The loan was repayable in consecutive quarterly instalments of $1,562.5 and a balloon instalment of $43,750 payable together with the last instalment on July 17, 2023. The loan bore interest at LIBOR plus a margin of 2.3%.

In April 2023, both loans were refinanced through a new loan facility with Danish Ship Finance and the outstanding balance of both loans, amounting to $75,193 was prepaid in full and the Company recorded a loss on debt extinguishment amounting to $107.

Nordea Bank AB, London Branch ("Nordea"):

On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, maturing on March 19, 2021. The loan agreement was amended on May 7, 2020, and supplemented on July 29, 2021, with an additional borrowing of $460. In July 2022 and in February 2023, the Company prepaid an amount of $4,786 and $8,134, respectively, following the sale of vessels. On June 20, 2023, the Company entered into a new loan agreement with Nordea to refinance the outstanding balance of the existing loan amounting to $20,934. On June 27, 2023, the Company drew down $22,500 and prepaid in full the outstanding balance of $20,934 and recorded a loss on debt extinguishment amounting to $220. The new loan is repayable in twenty equal quarterly instalments of $1,125 and bears interest at term SOFR plus a margin of 2.25%. The loan matures on June 27, 2028.

On September 30, 2022, the Company entered into a $200 million loan agreement to finance the acquisition price of 9 Ultramax vessels. The Company drew down $197,236 under the loan, in tranches for each vessel on their delivery to the Company but prepaid $21,937 in December 2022 due to a vessel sale and leaseback transaction. The loan is repayable in equal quarterly instalments of an aggregate amount of $3,719, and a balloon of $100,912 payable together with the last instalment on October 11, 2027. The loan bears interest at term SOFR plus a margin of 2.25%. Loan fees amounted to $2,069 presented as contra to debt and commitment fees amounted to $191, included in interest expense and finance costs in the accompanying 2022 consolidated statement of income.

ABN AMRO Bank N.V., or ABN:

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 to combine two loans outstanding with ABN. Tranche A was repayable in consecutive quarterly instalments of $800 each and a balloon instalment of $9,000 payable together with the last instalment on June 28, 2024. The tranche bore interest at LIBOR plus a margin of 2.25%. Tranche B was repayable in equal consecutive quarterly instalments of about $994 each and a balloon of $13,391 payable together with the last instalment on June 28, 2024, and bore interest at LIBOR plus a margin of 2.4%.

On May 20, 2021, the Company, drew down $91,000 under a secured sustainability linked loan facility with ABN AMRO Bank N.V, dated May 14, 2021, which was used to refinance existing loans. In August 2022, the Company prepaid $30,791 due to vessel sale and leaseback transactions and since then, the loan was repayable in quarterly instalments of $1,980 and a balloon of $13,553 payable together with the last instalment, on May 20, 2026. The loan bore interest at LIBOR plus a margin of 2.15% per annum, which could be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs.

On June 26, 2023, the Company prepaid in full both loans amounting to $68,677, which were refinanced under a new loan agreement with DNB Bank ASA and the Company recorded a loss on debt extinguishment amounting to $237.

Export-Import Bank of China:

On January 4, 2017, the Company drew down $57,240 under a secured loan agreement, which is repayable in equal quarterly instalments of $954, each, until its maturity on January 4, 2032 and bears interest at term SOFR plus a margin of 2.45%.

DNB Bank ASA or DNB:

On March 14, 2019, the Company drew down $19,000 under a secured loan agreement, which is repayable in consecutive quarterly instalments of $477.3 and a balloon of $9,454 payable together with the last instalment on March 14, 2024. The loan bore interest at LIBOR plus a margin of 2.4%. On March 14, 2023, the outstanding balance of the loan amounting to $11,841 was prepaid in full and the Company recorded a loss on debt extinguishment amounting to $25.

On June 26, 2023, the Company entered into a $100,000 loan agreement which was drawn on June 27, 2023, to refinance the outstanding balance of the ABN loans mentioned above and for working capital purposes. The loan is repayable in 26 equal quarterly instalments of $3,846 until December 27, 2029, and bears term SOFR plus a margin of 2.2%, subject to sustainability margin adjustment. Additionally, the loan is subject to a margin reset, according to which the borrowers and the lenders will enter into discussions to agree on a new margin. Unless the parties agree on a new margin, the loan will be mandatorily repayable on June 27, 2027.

As part of the loan agreement, on July 6, 2023, the Company entered into an interest rate swap with DNB for a notional amount of $30,000, being 30% of the loan amount and quarterly amortization of $1,154. Under the interest rate swap, the Company pays a fixed rate of 4.268% and receives floating under term SOFR, has a trade date on June 27, 2023, and termination date on December 27, 2029, and also has a mandatory break on June 27, 2027, the margin reset date of the loan, according to which the swap will be terminated if the loan is prepaid. As of December 31, 2023, the fair value of the interest rate swap amounted to $439 and is separately presented in current assets and non-current liabilities, amounting to $129 and $568 respectively, in the 2023 accompanying consolidated balance sheet. Loss from the interest rate swap amounted to $439 and is separately presented as loss on derivative instruments in the 2023 consolidated statement of income.

Danish Ship Finance A/S or Danish:

On April 12, 2023, the Company signed a term loan facility with Danish, for $100,000 to refinance the outstanding balance of the Company's loans with DNB Bank ASA and BNP, mentioned above and working capital. On April 18 and 19, 2023, the Company drew down $100,000 which is repayable in twenty equal consecutive quarterly instalments of $3,301 each and a balloon of $33,972 payable together with the last instalment on April 19, 2028, and bears interest at term SOFR plus a margin of 2.2%.

As of December 31, 2023 and 2022, the Company was in compliance with all of its loan covenants.

As of December 31, 2023, the maturities of the Company's bond and debt facilities throughout their term, are shown in the table below and do not include the related debt issuance costs.

Period	Principal Repayment
Year 1	$51,783
Year 2	51,783
Year 3	170,883
Year 4	152,696
Year 5	62,026
Year 6 and thereafter	27,786
Total	**$516,957**

9. FINANCE LIABILITIES

The amount of finance liabilities shown in the accompanying consolidated balance sheet is analyzed as follows:

	December 31, 2023	December 31, 2022
Finance liabilities	133,337	142,370
Less: Deferred financing costs	(1,208)	(1,439)
Finance liabilities, net of deferred financing costs	**$132,129**	**$140,931**
Less: Current finance liabilities, net of deferred financing costs, current	(9,221)	(8,802)
Finance liabilities, excluding current maturities	**$122,908**	**$132,129**

On March 29, 2022, the Company sold Florida to an unrelated third party for $50,000 (Note 6) and leased back the vessel under a bareboat agreement, for a period of ten years, under which the Company pays hire, monthly in advance. Under the bareboat charter, the Company has the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessel for $16,350, on the expiration of the lease on the tenth year.

On August 17, 2022, the Company entered into two sale and leaseback agreements with two unaffiliated Japanese third parties for New Orleans and Santa Barbara, for an aggregate amount of $66,400. The vessels were delivered to their buyers on September 8, 2022 and September 12, 2022, respectively and the Company chartered in both vessels under bareboat charter parties for a period of eight years, each, and has purchase options beginning at the end of the third year of each vessel's bareboat charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessels for $13,000, each, on the expiration of each lease on the eighth year.

On December 6, 2022, the Company sold DSI Andromeda to an unrelated third party for $29,850 (Note 6) and leased back the vessel under a bareboat agreement, for a period of ten years, under which the Company pays hire, monthly in advance. Under the bareboat charter, the Company has the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessel for $8,050, on the expiration of the lease on the tenth year.

Under the bareboat charter parties, the Company is responsible for the operation and maintenance of the vessels and the owner of the vessels shall not retain any control, possession, or command of the vessel during the charter period.

The Company determined that, under ACS 842-40 Sale and Leaseback Transactions, the transactions are failed sales and consequently the assets were not derecognized from the financial statements and the proceeds from the sale of the vessels were accounted for as financial liabilities. As of December 31, 2023, the weighted average remaining lease term of the above lease agreements was 7.70 years, the average interest rate was 4.83% and the sublease income during 2023 was $34,560, included in time charter revenues.

As of December 31, 2023, and throughout the term of the leases, the Company has annual finance liabilities as shown in the table below:

Period	Principal Repayment
Year 1	$9,437
Year 2	9,808
Year 3	10,224
Year 4	10,661
Year 5	11,151
Year 6 and thereafter	82,056
Total	**$133,337**

10. COMMITMENTS AND CONTINGENCIES

a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. In 2022, the Company recorded a gain of $1,789 from insurance recoveries received from its insurers for claims covered under its insurance policies, which is separately presented as insurance recoveries in the accompanying 2022 consolidated statement of operations.

b) Pursuant to the sale and lease back agreements signed between the Company and its counterparties, the Company has purchase obligations to repurchase the vessels Florida, Santa Barbara, New Orleans and DSI Andromeda upon expiration of their lease contracts, as described in Note 9.

c) On March 30, 2023, the Company entered into a corporate guarantee with Nordea under which the Company guarantees the performance by Bergen of all of its obligations under the loan until the maturity of the loan on March 30, 2028 (Note 4 (b)). The Company considers the likelihood of having to make any payments under the guarantee to be remote, as the loan is also secured by an account pledge by Bergen, first preferred mortgage on the vessel, a first priority general assignment of the earnings, insurances and requisition compensation of the vessel, a charter party assignment, a partnership interests security deed, and a manager's undertaking.

Accordingly, as of December 31, 2023, the Company did not record a provision for losses under the guarantee of Bergen's loan amounting to $14,778 on that date.

d) As of December 31, 2023, the Company's vessels, owned and chartered-in, were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as of December 31, 2023 and until their expiration was as follows:

Period	Amount
Year 1	$127,297
Year 2	24,629
Year 3	9,454
Year 4	725
Total	**$162,105**

11. CAPITAL STOCK AND CHANGES IN CAPITAL ACCOUNTS

a) Preferred stock:

As of December 31, 2023, and 2022, the Company's authorized preferred stock consists of 50,000,000 shares and 25,000,000 shares, respectively (all in registered form), par value $0.01 per share, of which 1,000,000 shares are designated as Series A Participating Preferred Shares, 5,000,000 shares are designated as Series B Preferred Shares, 10,675 shares are designated as Series C Preferred Shares and 400 shares are designated as Series D Preferred Shares. As of December 31, 2023 and 2022, the Company had zero Series A Participating Preferred Shares issued and outstanding.

b) Series B Preferred Stock:

As of December 31, 2023, and 2022, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share.

Holders of Series B Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of Series B Preferred Shares rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B Preferred Shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. In 2023, 2022 and 2021, dividends on Series B Preferred Shares amounted to $5,769, $5,769 and $5,769, respectively. Since February 14, 2019, the Company may redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

c) Series C Preferred Stock:

As of December 31, 2023, and 2022, the Company had 10,675 shares of Series C Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder's affiliates and immediate family members.

d) Series D Preferred Stock:

As of December 31, 2023, and 2022, the Company had 400 shares of Series D Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock vote with the common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 200,000 votes, on all matters submitted to a vote of the stockholders of the Company, provided however, that, notwithstanding any other provision of the Series D Preferred Stock statement of designation, to the extent that the total number of votes one or more holders of Series D Preferred Stock is entitled to vote (including any voting power of such holders derived from Series D Preferred Stock, shares of Common Stock or any other voting security of the Company issued and outstanding as of the date hereof or that may be issued in the future) on any matter submitted to a vote of stockholders of the Company would exceed 36.0% of the total number of votes eligible to be cast on such matter, the total number of votes that holders of Series D Preferred Stock may exercise derived from the Series D Preferred Stock together with Common Shares and any other voting securities of the Company beneficially owned by such holder, shall be reduced to 36% of the total number of votes that may be cast on such matter submitted to a vote of stockholders.

e) Issuance and Repurchase of Common Shares:

In February 2021, the Company repurchased in a tender offer 6,000,000 shares at the price of $2.50 per share. In August 2021, the Company repurchased, in another tender offer, 3,333,333 shares, at a price of $4.50 per share and in December 2021, repurchased 3,529,411 shares at a price of $4.25 per share. The aggregate cost of the share repurchases was $45,369, including expenses. In 2022, the Company issued under its ATM program 877,581 shares of common stock, at an average price of $6.27 per share and received net proceeds of $5,322. During 2022, the Company repurchased under its share repurchase program 820,000 shares of common stock, at an average price of $4.56 per share, for an aggregate cost of $3,799, including expenses. In addition, in the fourth quarter of 2022, the Company issued 16,453,780 common shares to Sea Trade (Note 6), upon exercise by Sea Trade of the eight out of nine warrants mentioned in (i) below, for the acquisition of eight vessels, at an average price of $4.13. On January 30, 2023, the Company issued 2,033,613 common shares, at $3.84, to Sea Trade upon exercise by Sea Trade of a warrant it held for the acquisition of a vessel (Note 6). The Company did not receive any proceeds from the exercise of the warrants by Sea Trade and the exercise price of the shares issued was included in the price of the vessels acquired.

f) Dividend on Common Stock:

On March 21, 2022, the Company paid a dividend on its common stock of $0.20 per share, to its shareholders of record as of March 9, 2022. On June 17, 2022, the Company paid a dividend on its common stock of $0.25 per share, to its shareholders of record as of June 6, 2022. On August 19, 2022, the Company paid a dividend on its common stock of $0.275 per share, to its shareholders of record as of August 8, 2022. On December 15, 2022, the Company paid a dividend on its common stock of $0.175 per share, to its shareholders of record as of November 28, 2022. During 2022, the Company paid total cash dividends on common stock amounting to $79,812.

On March 20, 2023, the Company paid a dividend of $0.15 per share, or $15,965, to its shareholders of record as of March 13, 2023. On July 10, 2023, the Company distributed a dividend of $0.15 per share to all shareholders of record as of June 12, 2023, and paid $12,424 in cash to its shareholders who elected to receive cash and distributed 965,044 newly issued common shares to its shareholders who elected to receive shares. On September 8, 2023, the Company distributed a dividend of $0.15 per share to all shareholders of record as of August 14, 2023, and paid $13,041 in cash to its shareholders who elected to receive cash and distributed 831,672 newly issued common shares to its shareholders who elected to receive shares. On December 4, 2023, the Company distributed a dividend of $0.15 per share to all shareholders of record as of November 27, 2023 in the form of common stock and distributed 4,831,777 newly issued common shares.

g) Dividend in Kind:

On November 29, 2021, the Company distributed to its shareholders of record on November 3, 2021, the common stock of OceanPal, acquired in a spin-off, amounting to $40,509. On December 15, 2022, the Company distributed the Company's investment in the Series D Preferred Shares of OceanPal in the form of a stock dividend amounting to $18,189, or $0.18 per share, to its shareholders of record as of November 28, 2022. On June 9, 2023, the Company distributed the Company's investment in the Series D Preferred Shares of OceanPal in the form of a stock dividend amounting to $10,761, or $0.10 per share, to its shareholders of record as of April 24, 2023 (Notes 5(a)).

On December 14, 2023, the Company distributed 22,613,070 warrants to its shareholders of record on December 6, 2023. Holders received one warrant for every five shares of issued and outstanding shares of common stock held as of the record date (rounded down to the nearest whole number for any fractional warrant. Each Warrant entitle the Holder to purchase, at the Holder's sole and exclusive election, at the exercise price of $4 per warrant, one share of common stock plus a bonus share fraction. A bonus share fraction entitles a Holder to receive an additional half of a share of common stock for each warrant exercised without payment of any additional exercise price. If all warrants were exercised as of December 31, 2023, the Company would have issued 33,919,605 common shares with a fair value of $100,741 and would have received $90,452 of proceeds. The warrants were measured on the date of distribution at fair value, determined through level 1 account hierarchy, being the opening price of the warrants on the NYSE on the date of distribution as they are listed under the ticker DSX_W. The value of the warrants was measured at $7,914, or $0.35 per warrant and was recorded as liability under the terms of ASC 480. As of December 31, 2023, the warrant liability was remeasured at fair value and recorded at $6,332, resulting in a gain of $1,583 separately presented in the 2023 consolidated statement of income as unrealized gain on warrants. As of December 31, 2023, no warrants had been exercised.

h) Incentive Plan:

As of December 31, 2023, 13,444,759 shares remained reserved for issuance according to the Company's incentive plan.

Restricted stock in 2023, 2022 and 2021 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding as of December 31, 2020	**2,423,012**	**$2.95**
Granted	8,260,000	2.85
Vested	(1,168,363)	3.20
Outstanding as of December 31, 2021	**9,514,649**	**$2.83**
Granted	1,470,000	4.15
Vested	(3,118,060)	2.86
Outstanding as of December 31, 2022	**7,866,589**	**$3.07**
Granted	1,750,000	4.54
Vested	(2,822,753)	3.05
Outstanding as of December 31, 2023	**6,793,836**	**$3.45**

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date such awards were approved by the Company's board of directors. The aggregate compensation cost is recognized ratably in the consolidated statement of income over the respective vesting periods. In 2023, 2022 and 2021, compensation cost amounted to $1, $1 and $1, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of income.

As of December 31, 2023 and 2022, the total unrecognized cost relating to restricted share awards was $134,528 and $126,584, respectively. As of December 31, 2023, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.95 years.

i) Warrants:

On August 11, 2022, the Company issued nine warrants to Sea Trade (Note 6) that permitted the holder to purchase from the Company 18,487,393, at $0.01 per share, each exercisable on the delivery of each vessel from Sea Trade to the Company. The warrants would expire and no longer be exercisable upon the earlier of the termination date of each memorandum of agreement and the date before the delivery date of a vessel if a registration statement had not been declared effective. The holder of the warrants would not be considered a shareholder prior to the issuance of the shares. As of December 31, 2022, there was only one warrant not exercised by Sea Trade, which was exercised on January 30, 2023, upon delivery of the ninth Ultramax vessel (Note 6). The Company did not receive any proceeds from the exercise of the warrants by Sea Trade and the exercise price of the shares issued was included in the price of the vessels acquired.

12. VOYAGE EXPENSES

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2023	2022	2021
Commissions	$13,331	$14,412	$10,794
Gain from bunkers	(474)	(8,100)	(5,955)
Port expenses and other	764	630	731
Total	**$13,621**	**$6,942**	**$5,570**

13. INTEREST AND FINANCE COSTS

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2023	2022	2021
Interest expense, debt	$39,617	$21,983	$18,067
Finance liabilities interest expense	6,786	2,735	-
Amortization of debt and finance liabilities issuance costs	2,620	2,286	1,865
Loan and other expenses	308	415	307
Interest expense and finance costs	**$49,331**	**$27,419**	**$20,239**

14. EARNINGS PER SHARE

All common shares issued (including the restricted shares issued under the Company's incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. The dilutive effect on unexercised warrants (Note 11(g)) that are in-the-money, is computed using the treasury stock method which assumes that the proceeds upon exercise of these warrants are used to purchase common shares at the average market price for the period. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. In 2023, 2022 and 2021, there were 1,710,513, 3,257,861, and 3,735,059 incremental shares, respectively, included in the denominator of the diluted earnings per share calculation.

Net income attributable to common stockholders is adjusted by the dividends on Series B Preferred Stock. Net income attributable to common stockholders is further adjusted by the unrealized gain on warrants as of December 31, 2023 to calculate the diluted earnings per share.

	2023	2022	2021
Net income	**$49,844**	**$119,063**	**$57,394**
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Net income attributable to common stockholders	**$44,075**	**$113,294**	**$51,625**
Weighted average number of common shares, basic	100,166,629	80,061,040	81,121,781
Earnings per share, basic	**$0.44**	**$1.42**	**$0.64**

Net income	**$49,844**	**$119,063**	**$57,394**
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Unrealized gain on warrants	(1,583)	-	-
Adjusted net income attributable to common stockholders	**$42,492**	**$113,294**	**$51,625**
Weighted average number of common shares, basic	100,166,629	80,061,040	81,121,781
Incremental shares	1,710,513	3,257,861	3,735,059
Weighted average number of common shares, diluted	101,877,142	83,318,901	84,856,840
Earnings per share, diluted	**$0.42**	**$1.36**	**$0.61**

15. INCOME TAXES

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2023, 2022 and 2021 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.

16. FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

Interest rate risk and concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company's counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company's control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company's credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

In 2023, 2022 and 2021, charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2023	2022	2021
Cargill International SA	13%	19%	10%
Koch Shipping PTE LTD. Singapore	*	15%	*

Less than 10%

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. On July 6, 2023, the company entered into an interest rate swap with DNB (Notes 8 and 13) to manage part of such exposure.

Fair value of assets and liabilities

The carrying values of financial assets reflected in the accompanying consolidated balance sheet approximate their respective fair values due to the short-term nature of these financial instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2023, the Bond having a fixed interest rate and a carrying value of $119,100 (Note 8) had a fair value of $118,505 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

On September 20, 2022, the Company acquired 25,000 Series D Preferred Shares of OceanPal at $17,600, determined by taking into consideration a third-party valuation which was based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

On December 15, 2022, the Company distributed the Series D Preferred Shares as non-cash dividend and measured their fair value on the date of declaration at $18,189. Their fair value was determined by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument which resulted in gain of $589.

On February 8, 2023, the Company acquired 13,157 shares of OceanPal Series D Preferred Shares, as part of the consideration provided to the Company for sale of Melia to OceanPal, at $10,000, taking into consideration a third-party valuation which was based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

On June 9, 2023, the Company distributed the Series D Preferred Shares as a non-cash dividend and measured their fair value on the date of declaration at $10,761. The fair value was determined by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument which resulted in gain of $761.

Other Fair value measurements

Description (in thousands of US Dollars)	December 31, 2022	Quoted Prices in Active Markets
NON-RECURRING FAIR VALUE MEASUREMENTS		
Long-lived assets held for use	$67,909	$67,909
Total non-recurring fair value measurements	**67,909**	**67,909**

Assets	December 31, 2023	Quoted Prices in Active Markets	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
RECURRING FAIR VALUE MEASUREMENTS				
Investments in equity securities	$20,729	$20,729	$-	$-
Investments in related party	8,315	8,138	-	177
Interest rate swap, asset	129	-	129	-
Total recurring fair value measurements	**$29,173**	**$28,867**	**$129**	**$177**
NON-RECURRING FAIR VALUE MEASUREMENTS				
Equity method investments	$ 4,519	$-	$ 4,519	$-
Long-lived assets held for use	79	79	-	-
Total non-recurring fair value measurements	**$4,598**	**$79**	**$4,519**	**$-**
Liabilities				
RECURRING FAIR VALUE MEASUREMENTS				
Interest rate swap, liability	568	-	568	-
Warrant liability	6,332	6,332	-	-
Total recurring fair value measurements	**6,900**	**6,332**	**568**	**-**

17. SUBSEQUENT EVENTS

a) Exercise of warrants:

Since January 4, 2024 and until April 1, 2024, holders of warrants exercised 3,051,471 warrants under which 4,597,192 shares of common stock were issued and the proceeds from the exercise of warrants amounted to $12,206.

b) Series B Preferred Stock Dividends:

On January 15, 2024, the Company paid a quarterly dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 12, 2024.

c) Acquisition of property:

On January 18, 2024, the Company acquired from unaffiliated third parties a plot of land for the purchase price of Euro 310,000 to be utilized for corporate purposes. On March 6, 2024, the Company acquired from unaffiliated third parties another plot of land for the purchase price of Euro 1,300,000.

d) Sale of Vessel Artemis:

On January 19, 2024, the Company, through a wholly owned subsidiary, entered into an agreement with an unrelated third party to sell the vessel Artemis for the sale price of $12,990. The vessel was delivered to the new owners on March 5, 2024.

e) Commissioning Service Operation Vessels (CSOVs):

On January 24, 2024, Diana Energize Inc. increased its equity commitment to Euro 50 million, being approximately 45.87% of the limited partnership's capital (Note 4 (c)).

f) Methanol Dual Fuel New-Building Kamsarmax Dry Bulk Vessels:

On February 8, 2024, the Company signed an agreement to order through Marubeni Corporation or its guaranteed nominee, an unaffiliated third



party, two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk vessels, for a purchase price of $46,000 each, built at Tsuneishi Group (Zhoushan) Shipbuilding Inc., China. The vessels are expected to be delivered to the Company by the second half of 2027 and the first half of 2028 respectively. On February 15, 2024, the Company paid the first instalment, amounted $8,050 for each vessel, representing the 17.5% of the contract price.

g) Sale of Vessel Houston:

On February 22, 2024, the Company, through a wholly owned subsidiary, entered into an agreement with an unrelated third party to sell the vessel Houston for the sale price of $23,300, with delivery to the new owners latest by September 16, 2024.

h) Common Stock Dividend:

On February 23, 2024, the Company declared a cash dividend on its common stock of $0.075 per share, based on the Company's results of operations during the fourth quarter ended December 31, 2023. The cash dividend was paid on March 12, 2024, to all shareholders of record as of March 5, 2024.



Directors and Executive Officers:

Semiramis Paliou
Director and Chief Executive Officer

Simeon Palios
Chairman of the Board of Directors

Anastasios Margaronis
Director and President

Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary

Eleftherios Papatrifon
Director

Maria Dede
Chief Accounting Officer

Margarita Veniou
Chief Corporate Development, Governance
and Communications Officer

Maria-Christina Tsemani
Chief People Officer

Kyriacos Riris
Non-Executive Director

Apostolos Kontoyannis
Non-Executive Director

Konstantinos Fotiadis
Non-Executive Director

Konstantinos Psaltis
Non-Executive Director

Simon Morecroft
Non-Executive Director

Jane Chao
Non-Executive Director

Corporate Offices:

Diana Shipping Inc.
16, Pendelis Str.
175 64 Palaio Faliro
Athens, Greece
T: +30 210 9470 100
E: info@dianashippinginc.com

Stock Listing
Diana Shipping Inc.'s stock is traded on the New York Stock Exchange under the symbol "DSX".

Diana Shipping Inc.'s Series B Cumulative Redeemable Perpetual Preferred Shares are traded on the New York Stock Exchange under the symbol "DSXPRB".

Diana Shipping Inc.'s Senior Unsecured Bonds due 2026 are traded on the Oslo Børs Stock Exchange under the symbol "DIASH02".

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310
Toll Free Number: +1 800 231 5469
Outside of US: +1 201 680 6578
www.bnymellon.com/shareowner/equityaccess

LEGAL COUNSEL

Seward and Kissel LLP
One Battery Park Plaza
New York, NY 10004
T: +1 212 574 1200

INDEPENDENT AUDITORS

Ernst & Young (Hellas)
Certified Auditors-Accountants S.A
Chimarras 8B
151 25 Maroussi
Greece
T: +30 210 288 6000

SHAREHOLDER/CORPORATE INFORMATION

Any shareholder, investor, or analyst seeking further information may contact:

CORPORATE CONTACT

Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Pendelis 16
17564 Palaio Faliro
Athens, Greece
T: +30 210 947 0100
E: izafirakis@dianashippinginc.com

INVESTOR AND MEDIA RELATIONS:

Edward Nebb
Comm-Counsellors, LLC
724 Valley Road
New Canaan, Connecticut 06840
T: + -203 972 8350
E: enebb@optonline.net

WEBSITE

Press releases, fleet information, stock quotes, corporate investor information, and SEC filings can all be accessed on the company's website

www.dianashippinginc.com





DIANA SHIPPING INC.

16, Pendelis Str.
175 64 P. Faliro, Athens, Greece
T.: +30 210 9470 100
F: +30 210 9470 101

www.dianashippinginc.com